UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit number
101. INS	XBRL Instance Document

101. SCH	XBRL Taxonomy Extension Schema

101. CAL	XBRL Taxonomy Extension Calculation Linkbase

101. DEF	XBRL Taxonomy Extension Definition Linkbase

101. LAB	XBRL Taxonomy Extension Label Linkbase

101. PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Toru Nakashima
Name: Toru Nakashima
Title: Senior Managing Corporate Executive Officer Group Chief Financial Officer

Date: December 24, 2019

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2019.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (the “Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our,” the “Company” or “SMFG”) is a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”), SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), The Japan Research Institute, Limited (“The Japan Research Institute”), Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”) and other subsidiaries and affiliates. Through our subsidiaries and affiliates, we offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services. References to the “SMBC Group” are to us and our subsidiaries and affiliates taken as a whole.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

For the six months ended September 30, 2019, the Japanese economy continued to recover gradually, primarily due to the recovery of private consumption reflecting the good employment situation and an improvement trend in the income situation, although exports of goods and services and industrial production were weak reflecting the slowdown of certain foreign economies, notably China.

The following table presents the quarter-on-quarter growth rates of Japanese gross domestic product (“GDP”) from the third quarter of the fiscal year ended March 31, 2018 through the second quarter of the fiscal year ended March 31, 2020, based on data published in December 2019 by the Cabinet Office of the Government of Japan.

	For the fiscal year ended March 31,
	2018		2019				2020
	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
Japanese GDP	0.3%	(0.5%)	0.5%	(0.6%)	0.3%	0.6%	0.5%	0.4%

For the periods from April to June 2019 and July to September 2019, Japanese GDP increased, on a quarter-on-quarter basis, by 0.5% and 0.4%, respectively. This was primarily because private consumption increased supported by the good employment situation, an improvement trend in the income situation and also rush demand ahead of the consumption tax increase in October 2019, although exports of goods and services decreased.

The active job openings-to-applicants ratio declined but still remained at a high level for the six months ended September 30, 2019. The unemployment rate remained relatively low, and it was 2.4% in September 2019, an increase of 0.1 percentage points from the same month of the previous year, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. Compensation of employees increased by 0.8% on a quarter-on-quarter basis for the period from April to June 2019. For the period from July to September 2019, it decreased by 0.3% on a quarter-on-quarter basis but still increased by 1.4% on a year-to-year basis.

According to Teikoku Databank, a research institution in Japan, there were approximately 4,200 corporate bankruptcies in Japan for the six months ended September 30, 2019, an increase of 4.0% from the same period in the previous year, involving approximately ¥0.6 trillion in total liabilities, a decrease of 27.1% from the same period in the previous year.

Interest rates in Japanese financial and capital markets are affected by the monetary policy measures of the Bank of Japan (“BOJ”). In 2016, in addition to the existing provision of ample funds, the BOJ introduced “quantitative and qualitative monetary easing with a negative interest rate” and “quantitative and qualitative monetary easing with yield curve control.” Under this policy framework, the BOJ would keep short-term interest rates down by maintaining its policy of applying a negative interest rate of minus 0.1% to certain excess reserves of financial institutions held at the BOJ. Moreover, the BOJ indicated it would purchase Japanese government bonds so that the yield of the 10-year Japanese government bonds would be close to around 0% to control long-term interest rates. In July 2018, the BOJ decided to introduce forward guidance for policy rates which states that the BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, which the BOJ clarified in April 2019 to mean at least through around spring 2020, and to conduct market operations as well as asset purchases in a more flexible manner, with a view to persistently continuing with powerful monetary easing. Under such circumstances, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained negative for the six months ended September 30, 2019. The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, declined and it was at around minus 0.2% at September 30, 2019. In October 2019, the BOJ amended its forward guidance to indicate that it expects short- and long-term interest rates to remain at or below their present levels so long as the BOJ believes it is necessary to pay close attention to the possibility of a loss in momentum toward achieving its 2% price stability target.

The yen appreciated against the U.S. dollar from ¥110.75 at March 29, 2019 to ¥107.86 at September 30, 2019, according to the statistical data published by the BOJ.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥21,205.81 at March 29, 2019 to ¥21,755.84 at September 30, 2019.

According to a report published by the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average residential land price in Japan decreased by 0.1%, while the average commercial land price in Japan increased by 1.7% from July 1, 2018 to July 1, 2019.

For the six months ended September 30, 2019, the global economy, as a whole, continued to recover gradually, although European and certain Asian economies were weak. Specifically, the U.S. economy gradually expanded, supported by robust private consumption reflecting the strong employment and income situation, although manufacturing was weak. Economic growth in Europe, notably Germany, was slowing down. Further, there is continuing uncertainty about the effects of the United Kingdom’s exit from the European Union, which is scheduled to take place by January 31, 2020, on the European economy. In Asia, the Chinese economy continued to slow down gradually. The growth momentum in other Asian economies, as a whole, gradually headed toward recovery.

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Banks (“G-SIBs”) based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”). G-SIBs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIB capital surcharge.

The G-SIB capital surcharge ranges from 1% to 2.5% of additional CET1 capital as a percentage of risk-weighted assets based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB.

We have been included in the list of G-SIBs each year since the initial list was published in November 2011, and were included on the list published in November 2019. Based on that list, the additional CET1 capital as a percentage of risk-weighted assets we are currently required to maintain is 1%.

Developments Related to Our Business

Changes in principal subsidiaries, associates and joint ventures

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), previously our subsidiary, merged with Daiwa SB Investments Ltd. (“DSBI”), previously our associate, to form SMDAM. Our equity interest in SMDAM resulting from the merger is 50.1%, and as such, SMDAM is our subsidiary. This merger was made for the purpose of establishing an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers high quality investment management performance and services in order to properly address client needs.

In July 2019, SMBC, our subsidiary, sold its shares of SMM Auto Finance, Inc. (“SMMAF”), our domestic automobile sales financing subsidiary, and as a result, SMMAF is no longer our subsidiary.

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

On April 1, 2019, we adopted IFRS 16 “Leases” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 16. See Note 2 “Summary of Significant Accounting Policies—Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income decreased by ¥167,623 million from ¥1,614,267 million for the six months ended September 30, 2018 to ¥1,446,644 million for the six months ended September 30, 2019, primarily due to a decrease in other income. Our net profit decreased by ¥147,677 million from ¥415,143 million for the six months ended September 30, 2018 to ¥267,466 million for the six months ended September 30, 2019, due to the decrease in total operating income described above and an increase in impairment charges on financial assets, which were partially offset by a decrease in other expenses.

Our total assets increased by ¥6,014,424 million from ¥195,503,623 million at March 31, 2019 to ¥201,518,047 million at September 30, 2019, primarily due to increases in investment securities and trading assets.

Our total liabilities increased by ¥6,113,773 million from ¥183,730,177 million at March 31, 2019 to ¥189,843,950 million at September 30, 2019, primarily due to an increase in repurchase agreements and cash collateral on securities lent.

Our total equity decreased by ¥99,349 million from ¥11,773,446 million at March 31, 2019 to ¥11,674,097 million at September 30, 2019, primarily due to decreases in non-controlling interests and other reserves, which were partially offset by increases in retained earnings and equity attributable to other equity instruments holders.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions, except per share data)
Interest income	¥1,236,043	¥1,151,910
Interest expense	584,973	523,328

Net interest income	651,070	628,582

Fee and commission income	562,875	533,801
Fee and commission expense	104,620	97,306

Net fee and commission income	458,255	436,495

Net trading income	86,323	115,388
Net income from financial assets at fair value through profit or loss	29,678	116,361
Net investment income	131,683	42,384
Other income	89,635	275,057

Total operating income	1,446,644	1,614,267

Impairment charges on financial assets	48,634	25,260

Net operating income	1,398,010	1,589,007

General and administrative expenses	835,880	833,243
Other expenses	196,647	239,946

Operating expenses	1,032,527	1,073,189

Share of post-tax profit of associates and joint ventures	13,697	25,596

Profit before tax	379,180	541,414

Income tax expense	111,714	126,271

Net profit	¥267,466	¥415,143

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥249,415	¥357,436
Non-controlling interests	12,076	51,807
Other equity instruments holders	5,975	5,900

Earnings per share:
Basic	¥180.64	¥255.38
Diluted	180.52	255.21

Total operating income decreased by ¥167,623 million, or 10%, from ¥1,614,267 million for the six months ended September 30, 2018 to ¥1,446,644 million for the six months ended September 30, 2019, primarily due to a decrease in other income. As impairment charges on financial assets increased, net operating income also decreased by ¥190,997 million from ¥1,589,007 million for the six months ended September 30, 2018, to ¥1,398,010 million for the six months ended September 30, 2019.

Net profit decreased by ¥147,677 million from ¥415,143 million for the six months ended September 30, 2018 to ¥267,466 million for the six months ended September 30, 2019, as a result of the decrease in net operating income described above, which was partially offset by a decrease in other expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019			2018
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥1,035,125	¥1,604	0.31%	¥990,974	¥1,662	0.34%
Foreign offices	4,068,125	46,431	2.28%	5,066,020	49,464	1.95%

Total	5,103,250	48,035	1.88%	6,056,994	51,126	1.69%

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	8,971,755	8,661	0.19%	7,988,140	6,243	0.16%
Foreign offices	2,976,802	23,667	1.59%	2,927,194	20,715	1.42%

Total	11,948,557	32,328	0.54%	10,915,334	26,958	0.49%

Investment securities(1):
Domestic offices	10,271,365	29,680	0.58%	9,112,616	23,975	0.53%
Foreign offices	4,593,043	53,545	2.33%	4,125,933	40,896	1.98%

Total	14,864,408	83,225	1.12%	13,238,549	64,871	0.98%

Loans and advances(2):
Domestic offices	60,309,423	492,753	1.63%	61,368,597	509,375	1.66%
Foreign offices	30,453,653	579,702	3.81%	28,467,541	499,580	3.51%

Total	90,763,076	1,072,455	2.36%	89,836,138	1,008,955	2.25%

Total interest-earning assets:
Domestic offices	80,587,668	532,698	1.32%	79,460,327	541,255	1.36%
Foreign offices	42,091,623	703,345	3.34%	40,586,688	610,655	3.01%

Total	¥122,679,291	¥1,236,043	2.02%	¥120,047,015	¥1,151,910	1.92%

	For the six months ended September 30,
	2019			2018
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥85,137,367	¥28,176	0.07%	¥83,159,708	¥27,194	0.07%
Foreign offices	26,810,422	292,531	2.18%	26,468,693	240,376	1.82%

Total	111,947,789	320,707	0.57%	109,628,401	267,570	0.49%

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	11,225,473	16,192	0.29%	7,059,355	13,213	0.37%
Foreign offices	5,012,431	63,695	2.54%	4,840,438	44,431	1.84%

Total	16,237,904	79,887	0.98%	11,899,793	57,644	0.97%

Borrowings:
Domestic offices	12,099,874	31,266	0.52%	11,321,914	38,025	0.67%
Foreign offices	660,095	17,629	5.34%	973,216	16,612	3.41%

Total	12,759,969	48,895	0.77%	12,295,130	54,637	0.89%

Debt securities in issue:
Domestic offices	8,906,239	98,537	2.21%	9,816,923	101,123	2.06%
Foreign offices	1,743,363	18,433	2.11%	2,806,373	24,692	1.76%

Total	10,649,602	116,970	2.20%	12,623,296	125,815	1.99%

Premiums for deposit insurance(4):
Domestic offices	—	17,552	—	—	17,264	—
Foreign offices	—	962	—	—	398	—

Total	—	18,514	—	—	17,662	—

Total interest-bearing liabilities:
Domestic offices	117,368,953	191,723	0.33%	111,357,900	196,819	0.35%
Foreign offices	34,226,311	393,250	2.30%	35,088,720	326,509	1.86%

Total	¥151,595,264	¥584,973	0.77%	¥146,446,620	¥523,328	0.71%

Net interest income and interest rate spread		¥651,070	1.25%		¥628,582	1.21%

(1)

Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)

Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

(4)

For the six months ended September 30, 2019, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2019 compared to the six months ended September 30, 2018.

	Six months ended September 30, 2019 compared to six months ended September 30, 2018 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥73	¥(131)	¥(58)
Foreign offices	(10,615)	7,582	(3,033)

Total	(10,542)	7,451	(3,091)

Call loans and bills bought, reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	845	1,573	2,418
Foreign offices	357	2,595	2,952

Total	1,202	4,168	5,370

Investment securities:
Domestic offices	3,237	2,468	5,705
Foreign offices	4,944	7,705	12,649

Total	8,181	10,173	18,354

Loans and advances:
Domestic offices	(8,714)	(7,908)	(16,622)
Foreign offices	36,195	43,927	80,122

Total	27,481	36,019	63,500

Total interest income:
Domestic offices	(4,559)	(3,998)	(8,557)
Foreign offices	30,881	61,809	92,690

Total	¥26,322	¥57,811	¥84,133

	Six months ended September 30, 2019 compared to six months ended September 30, 2018 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥692	¥290	¥982
Foreign offices	3,147	49,008	52,155

Total	3,839	49,298	53,137

Call money and bills sold, repurchase agreements and cash collateral on securities lent and other interest-bearing liabilities:
Domestic offices	6,488	(3,509)	2,979
Foreign offices	1,634	17,630	19,264

Total	8,122	14,121	22,243

Borrowings:
Domestic offices	2,469	(9,228)	(6,759)
Foreign offices	(6,434)	7,451	1,017

Total	(3,965)	(1,777)	(5,742)

Debt securities in issue:
Domestic offices	(9,763)	7,177	(2,586)
Foreign offices	(10,574)	4,315	(6,259)

Total	(20,337)	11,492	(8,845)

Premiums for deposit insurance:
Domestic offices	288	—	288
Foreign offices	564	—	564

Total	852	—	852

Total interest expense:
Domestic offices	174	(5,270)	(5,096)
Foreign offices	(11,663)	78,404	66,741

Total	¥(11,489)	¥73,134	¥61,645

Net interest income:
Domestic offices	¥(4,733)	¥1,272	¥(3,461)
Foreign offices	42,544	(16,595)	25,949

Total	¥37,811	¥(15,323)	¥22,488

Interest Income

Our interest income increased by ¥84,133 million, or 7%, from ¥1,151,910 million for the six months ended September 30, 2018 to ¥1,236,043 million for the six months ended September 30, 2019. This increase was primarily due to an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥63,500 million, or 6%, from ¥1,008,955 million for the six months ended September 30, 2018 to ¥1,072,455 million for the six months ended September 30, 2019. Interest income on loans and advances at domestic offices decreased, while interest income on loans and advances at foreign offices increased by ¥80,122 million, or 16%, from ¥499,580 million for the six months ended September 30, 2018 to ¥579,702 million for the six months ended September 30, 2019, due to increases in both the average rate and volume of loans to foreign customers.

Interest Expense

Our interest expense increased by ¥61,645 million, or 12%, from ¥523,328 million for the six months ended September 30, 2018 to ¥584,973 million for the six months ended September 30, 2019, primarily due to an increase in interest expense on deposits. Our interest expense on deposits increased by ¥53,137 million, or 20%, from ¥267,570 million for the six months ended September 30, 2018 to ¥320,707 million for the six months ended September 30, 2019, primarily due to an increase at foreign offices reflecting an increase in the average rate.

Net Interest Income

Our net interest income increased by ¥22,488 million, or 4%, from ¥628,582 million for the six months ended September 30, 2018 to ¥651,070 million for the six months ended September 30, 2019. The increase was primarily due to an increase in interest income in loans and advances at foreign offices.

From the six months ended September 30, 2018 to the six months ended September 30, 2019, the average rate on loans and advances at domestic offices decreased by 0.03 percentage points from 1.66% to 1.63%. The average rate on loans and advances at foreign offices increased by 0.30 percentage points from 3.51% to 3.81%, resulting in the total for loans and advances increasing by 0.11 percentage points from 2.25% to 2.36%. On the other hand, the average rate on deposits increased by 0.08 percentage points from 0.49% to 0.57%, primarily due to an increase in the average rate on deposits at foreign offices by 0.36 percentage points from 1.82% to 2.18%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Fee and commission income from:
Loans	¥62,815	¥55,965
Credit card business	150,857	132,106
Guarantees	33,669	31,527
Securities-related business	68,803	71,944
Deposits	6,796	6,196
Remittances and transfers	70,384	68,910
Safe deposits	2,191	2,301
Trust fees	2,119	2,169
Investment trusts	72,609	70,294
Agency	4,956	6,206
Others	87,676	86,183

Total fee and commission income	562,875	533,801

Fee and commission expense from:
Remittances and transfers	20,299	20,635
Others	84,321	76,671

Total fee and commission expense	104,620	97,306

Net fee and commission income	¥458,255	¥436,495

Fee and commission income increased by ¥29,074 million, or 5%, from ¥533,801 million for the six months ended September 30, 2018 to ¥562,875 million for the six months ended September 30, 2019. Primary sources of fee and commission income are fees obtained through our credit card business, fees and commissions obtained through investment trusts, remittance and transfer fees, fees and commissions obtained through securities-related business, and loan transaction fees. The increase in fee and commission income was primarily due to an increase in the income from the credit card business reflecting the increase in payments through credit cards.

Fee and commission expense increased by ¥7,314 million, or 8%, from ¥97,306 million for the six months ended September 30, 2018 to ¥104,620 million for the six months ended September 30, 2019.

As a result, net fee and commission income increased by ¥21,760 million, or 5%, from ¥436,495 million for the six months ended September 30, 2018 to ¥458,255 million for the six months ended September 30, 2019.

Net Income from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Net trading income:
Interest rate	¥42,852	¥25,287
Foreign exchange	26,944	65,119
Equity	17,102	21,124
Credit	(4,214)	3,400
Others	3,639	458

Total net trading income	¥86,323	¥115,388

Net income from financial assets at fair value through profit or loss:
Net income from debt instruments	¥28,415	¥113,630
Net income from equity instruments	1,263	2,731

Total net income from financial assets at fair value through profit or loss	¥29,678	¥116,361

Net investment income:
Net gain (loss) from disposal of debt instruments	¥92,317	¥(1,007)
Dividend income	39,366	43,391

Total net investment income	¥131,683	¥42,384

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, decreased by ¥29,065 million from ¥115,388 million for the six months ended September 30, 2018 to ¥86,323 million for the six months ended September 30, 2019. The decrease was primarily due to a decrease in net trading income from foreign exchange transactions, partially offset by an increase in net trading income from interest rate related transactions.

Net income from financial assets at fair value through profit or loss decreased by ¥86,683 million from ¥116,361 million for the six months ended September 30, 2018 to ¥29,678 million for the six months ended September 30, 2019. This was primarily due to a decrease in net gains from equity index-linked investment trusts.

Net investment income increased by ¥89,299 million from ¥42,384 million for the six months ended September 30, 2018 to ¥131,683 million for the six months ended September 30, 2019. This was primarily due to an increase in net gains from sales of bonds.

Other Income

The following table sets forth our other income for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Income from operating leases	¥20,546	¥148,069
Income related to disposal of assets leased	918	74,361
Income related to IT solution services	11,301	17,074
Gains on disposal of property, plant and equipment, and other intangible assets	818	144
Gains on step acquisition of subsidiaries	21,998	—
Others	34,054	35,409

Total other income	¥89,635	¥275,057

Other income decreased by ¥185,422 million, or 67%, from ¥275,057 million for the six months ended September 30, 2018 to ¥89,635 million for the six months ended September 30, 2019. This was primarily due to decreases in the income from operating leases and that related to the disposal of assets leased, reflecting the exclusion of income from SMFL which ceased to be our subsidiary and became our joint venture in November 2018.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges (reversals) on financial assets for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Loans and advances	¥57,996	¥34,207
Loan commitments	(1,970)	(9,435)
Financial guarantees	(7,392)	487
Investment securities	—	1

Total impairment charges on financial assets	¥48,634	¥25,260

Our impairment charges on financial assets consist of losses relating to loans and advances, loan commitments, financial guarantee contracts and investment securities. Impairment charges on these financial assets are mainly affected by the economic environment and financial conditions of borrowers or issuers.

Impairment charges on financial assets increased by ¥23,374 million from ¥25,260 million for the six months ended September 30, 2018 to ¥48,634 million for the six months ended September 30, 2019, primarily due to an increase in impairment charges on loans and advances. The increase was primarily due to a lower amount of provision for loan losses for the six months ended September 30, 2018 as a result of the reversal of allowance for loan losses of certain large borrowers. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Personnel expenses	¥393,551	¥410,177
Depreciation and amortization(1)	125,702	83,456
Rent and lease expenses(1)	—	56,870
Building and maintenance expenses	3,925	3,661
Supplies expenses	7,371	7,654
Communication expenses	16,640	18,767
Publicity and advertising expenses	32,651	27,178
Taxes and dues	41,504	39,918
Outsourcing expenses	51,372	49,788
Office equipment expenses	24,696	24,819
Others	138,468	110,955

Total general and administrative expenses	¥835,880	¥833,243

(1)

On April 1, 2019, we adopted IFRS 16 retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and have not restated comparatives as permitted by IFRS 16. IFRS 16 requires a lessee to recognize a right of use asset and its depreciation and amortization over the lease term, instead of rent and lease expenses. For additional information, refer to Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

General and administrative expenses slightly increased by ¥2,637 million from ¥833,243 million for the six months ended September 30, 2018 to ¥835,880 million for the six months ended September 30, 2019. This was primarily due to increases in expenses related to business development in overseas operations and the credit card business, which was partially offset by the exclusion of the general and administrative expenses of SMFL, which ceased to be our subsidiary and became our joint venture in November 2018.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Cost of operating leases	¥13,245	¥74,100
Cost related to disposal of assets leased	—	67,031
Cost related to IT solution services and IT systems	44,810	48,702
Losses on disposal of property, plant and equipment, and other intangible assets	762	2,885
Impairment losses of property, plant and equipment	1,436	1,954
Impairment losses of investments in associates and joint ventures(1)	116,497	23,565
Others	19,897	21,709

Total other expenses	¥196,647	¥239,946

(1)

For the six months ended September 30, 2019, we recognized an impairment loss of ¥106,348 million on investments in associates and joint ventures, due to the decline in the stock price of our equity-method associate, The Bank of East Asia, Limited.

Other expenses decreased by ¥43,299 million, or 18%, from ¥239,946 million for the six months ended September 30, 2018 to ¥196,647 million for the six months ended September 30, 2019. This was primarily due to decreases in the cost of operating leases and that related to the disposal of assets leased, reflecting the exclusion of those of SMFL which ceased to be our subsidiary and became our joint venture in November 2018. The decreases were partially offset by increases in impairment losses of investments in associates and joint ventures.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures decreased by ¥11,899 million from ¥25,596 million for the six months ended September 30, 2018 to ¥13,697 million for the six months ended September 30, 2019, primarily due to a decrease in our share of the profit of foreign associates and joint ventures.

Income Tax Expense

Income tax expense decreased by ¥14,557 million from ¥126,271 million for the six months ended September 30, 2018 to ¥111,714 million for the six months ended September 30, 2019. The decrease was primarily due to a decrease in current tax expense resulting from the exclusion of current tax expense of SMFL, which ceased to be our subsidiary and became our joint venture in November 2018.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statements” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank, SMFL and SMBC Nikko Securities.

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities together with the three consumer finance companies, Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing and securities business such as underwriting activities. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the Company and its subsidiaries as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute and SMDAM. It also includes internal transactions between our group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operations

For the six months ended September 30, 2019:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥311.4	¥614.2	¥329.8	¥240.9	¥(113.1)	¥1,383.2
General and administrative expenses	(139.6)	(503.9)	(177.0)	(28.7)	(9.5)	(858.7)
Others(2)	24.2	0.9	25.8	15.7	(36.5)	30.1

Consolidated net business profit	¥196.0	¥111.2	¥178.6	¥227.9	¥(159.1)	¥554.6

Consolidated Gross Profit by Business Segment

(For the six months ended September 30, 2019)

For the six months ended September 30, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥383.1	¥633.0	¥338.1	¥200.2	¥(94.4)	¥1,460.0
General and administrative expenses	(171.1)	(508.7)	(156.0)	(27.2)	10.5	(852.5)
Others(2)	21.6	6.0	21.7	9.5	(25.9)	32.9

Consolidated net business profit	¥233.6	¥130.3	¥203.8	¥182.5	¥(109.8)	¥640.4

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.

The following are explanations of our results of operations by business segment for the six months ended September 30, 2019. It also includes the changes from the same period of the previous year, which are adjusted by eliminating the impact of factors such as changes in interest rates and exchange rates that may distort the comparison.

Wholesale Business Unit

Consolidated gross profit for the six months ended September 30, 2019 was ¥311.4 billion and decreased by ¥2.1 billion on an adjusted basis compared to the six months ended September 30, 2018. This was primarily due to a decrease in non-interest income of SMBC, which was partially offset by an increase in income on loans of SMBC, and an increase in income related to the debt capital markets businesses of SMBC Nikko Securities reflecting the ongoing low interest rate environment.

General and administrative expenses for the six months ended September 30, 2019 was ¥139.6 billion and decreased by ¥2.3 billion on an adjusted basis compared to the six months ended September 30, 2018.

Others for the six months ended September 30, 2019 was ¥24.2 billion.

As a result, consolidated net business profit for the six months ended September 30, 2019 was ¥196.0 billion and increased by ¥0.3 billion on an adjusted basis compared to the six months ended September 30, 2018.

Retail Business Unit

Consolidated gross profit for the six months ended September 30, 2019 was ¥614.2 billion and decreased by ¥15.5 billion on an adjusted basis compared to the six months ended September 30, 2018. This was primarily due to a decrease in non-interest income in the wealth management businesses reflecting lower investment appetite because of a slowdown in the market environment, although the payment businesses and consumer finance businesses steadily grew.

General and administrative expenses for the six months ended September 30, 2019 was ¥503.9 billion and decreased by ¥4.7 billion on an adjusted basis compared to the six months ended September 30, 2018.

Others for the six months ended September 30, 2019 was ¥0.9 billion.

As a result, consolidated net business profit for the six months ended September 30, 2019 was ¥111.2 billion and decreased by ¥10.9 billion on an adjusted basis compared to the six months ended September 30, 2018.

International Business Unit

Consolidated gross profit for the six months ended September 30, 2019 was ¥329.8 billion and increased by ¥7.0 billion on an adjusted basis compared to the six months ended September 30, 2018. This was primarily due to the expansion of overseas assets and steady progress in collaboration between banking and securities businesses.

General and administrative expenses for the six months ended September 30, 2019 was ¥177.0 billion and increased by ¥13.9 billion on an adjusted basis compared to the six months ended September 30, 2018. This was primarily due to increases in expenses related to overseas business development as well as regulatory compliance costs in the U.S. and costs related to the United Kingdom’s exit from the European Union.

Others for the six months ended September 30, 2019 was ¥25.8 billion and decreased by ¥3.9 billion on an adjusted basis compared to the six months ended September 30, 2018. This was primarily because The Bank of East Asia, Limited, which is our equity-method associate, recognized a large provision for loan losses.

As a result, consolidated net business profit for the six months ended September 30, 2019 was ¥178.6 billion and decreased by ¥10.8 billion on an adjusted basis compared to the six months ended September 30, 2018.

Global Markets Business Unit

Consolidated gross profit for the six months ended September 30, 2019 was ¥240.9 billion and increased by ¥40.7 billion on an adjusted basis compared to the six months ended September 30, 2018. This was primarily due to nimble portfolio management focused on bonds to deal with the decline of overseas interest rates.

General and administrative expenses for the six months ended September 30, 2019 was ¥28.7 billion and increased by ¥1.8 billion on an adjusted basis compared to the six months ended September 30, 2018.

Others for the six months ended September 30, 2019 was ¥15.7 billion.

As a result, consolidated net business profit for the six months ended September 30, 2019 was ¥227.9 billion and increased by ¥38.6 billion on an adjusted basis compared to the six months ended September 30, 2018.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned more than half of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2019	2018
Region:
Japan	68%	66%
Foreign:
Americas	10%	11%
Europe and Middle East	6%	12%
Asia and Oceania (excluding Japan)	16%	11%

Total	100%	100%

Financial Condition

Assets

Our total assets increased by ¥6,014,424 million from ¥195,503,623 million at March 31, 2019 to ¥201,518,047 million at September 30, 2019, primarily due to increases in investment securities and trading assets.

Our assets at September 30, 2019 and March 31, 2019 were as follows:

	At September 30, 2019	At March 31, 2019
	(In millions)
Cash and deposits with banks	¥58,057,047	¥57,763,441
Call loans and bills bought	1,562,647	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed	11,112,319	10,345,994
Trading assets	3,891,344	2,767,691
Derivative financial instruments	4,199,705	3,382,574
Financial assets at fair value through profit or loss	2,048,831	2,641,416
Investment securities	21,219,208	17,825,027
Loans and advances	91,358,521	90,682,938
Investments in associates and joint ventures	889,575	1,038,823
Property, plant and equipment	1,845,714	1,507,786
Intangible assets	851,137	821,785
Other assets	4,415,054	4,079,871
Current tax assets	43,679	143,459
Deferred tax assets	23,266	37,073

Total assets	¥201,518,047	¥195,503,623

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2019, our loans and advances were ¥91,358,521 million, or 45% of total assets, representing an increase of ¥675,583 million, or 1%, from ¥90,682,938 million at March 31, 2019. The increase in loans and advances was primarily due to an increase in loans and advances to our foreign customers mainly in Asian countries. On the other hand, loans and advances to domestic customers decreased primarily due to a decrease in those to Consumer, reflecting a decrease in housing loans.

Domestic

Through SMBC and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2019	At March 31, 2019
	(In millions)
Manufacturing	¥8,267,116	¥8,522,451
Agriculture, forestry, fisheries and mining	282,880	288,099
Construction	883,475	918,617
Transportation, communications and public enterprises	5,560,809	5,596,935
Wholesale and retail	5,262,090	5,281,596
Finance and insurance	3,248,970	3,129,666
Real estate and goods rental and leasing	10,198,516	10,126,531
Services	4,724,902	4,328,173
Municipalities	592,890	866,373
Lease financing	8,695	9,030
Consumer(1)	15,860,860	16,187,195
Others(2)	4,501,714	4,601,499

Total domestic	¥59,392,917	¥59,856,165

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥11,045,009 million and ¥11,216,711 million at September 30, 2019 and March 31, 2019, respectively.
(2)	The balance in Others includes loans and advances to the Government of Japan.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2019	At March 31, 2019
	(In millions)
Public sector	¥418,805	¥360,875
Financial institutions	6,058,623	5,382,130
Commerce and industry	23,482,565	23,285,374
Lease financing	350,855	344,958
Others	2,500,009	2,316,816

Total foreign	¥32,810,857	¥31,690,153

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the six months ended September 30, 2019, the allowance for loan losses decreased by ¥12,731 million, or 2%, from ¥604,988 million at the beginning of the period to ¥592,257 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥57,996 million and charge-offs of ¥71,649 million for the six months ended September 30, 2019, and charge-offs exceeded the provision for loan losses, the overall allowance for loan losses decreased.

Provision for loan losses increased by ¥23,789 million from ¥34,207 million for the six months ended September 30, 2018 to ¥57,996 million for the six months ended September 30, 2019. The increase was primarily due to a lower amount of provision for loan losses for the six months ended September 30, 2018 as a result of the reversal of allowance for loan losses of certain large borrowers.

Charge-offs decreased by ¥15,624 million from ¥87,273 million for the six months ended September 30, 2018 to ¥71,649 million for the six months ended September 30, 2019. The overall charge-offs of domestic loans and advances decreased by ¥9,124 million from ¥67,924 million for the six months ended September 30, 2018 to ¥58,800 million for the six months ended September 30, 2019, primarily due to a decrease in charge-offs related to consumer loans. Charge-offs of foreign loans and advances decreased by ¥6,500 million from ¥19,349 million for the six months ended September 30, 2018 to ¥12,849 million for the six months ended September 30, 2019.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions)
Allowance for loan losses at beginning of period	¥604,988	¥651,620
Provision for loan losses	57,996	34,207
Charge-offs:
Domestic	58,800	67,924
Foreign	12,849	19,349

Total	71,649	87,273

Recoveries:
Domestic	5,126	4,854
Foreign	1,056	351

Total	6,182	5,205

Net charge-offs	65,467	82,068
Others(1)	(5,260)	2,647

Allowance for loan losses at end of period	¥592,257	¥606,406

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2019 and 2018.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems causes management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2019 and March 31, 2019 by domicile and type of industry of the borrowers. At September 30, 2019, gross impaired loans and advances were ¥884,565 million, an increase of ¥2,547 million from ¥882,018 million at March 31, 2019. The ratio of gross impaired loans and advances to outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.0% at September 30, 2019, which was unchanged from March 31, 2019.

	At September 30, 2019	At March 31, 2019
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥91,040	¥98,260
Agriculture, forestry, fisheries and mining	7,640	6,229
Construction	10,810	15,762
Transportation, communications and public enterprises	33,877	30,691
Wholesale and retail	73,712	74,865
Finance and insurance	7,994	8,266
Real estate and goods rental and leasing	31,799	29,999
Services	49,331	56,861
Consumer	166,434	159,375
Others	23,111	21,120

Total domestic	495,748	501,428

Foreign:
Financial institutions	51	180
Commerce and industry	105,365	109,453
Others	14,830	24,409

Total foreign	120,246	134,042

Total	615,994	635,470

Past due three months or more (loans):
Domestic	28,032	24,781
Foreign	—	2,525

Total	28,032	27,306

Restructured (loans):
Domestic	134,700	127,316
Foreign	40,923	18,624

Total	175,623	145,940

Other impaired (loans and advances):
Domestic	57,583	66,285
Foreign	7,333	7,017

Total	64,916	73,302

Gross impaired loans and advances	884,565	882,018

Less: Allowance for loan losses for impaired loans and advances	(351,746)	(354,448)

Net impaired loans and advances	¥532,819	¥527,570

Investment Securities

Our investment securities, consisting of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income, totaled ¥21,219,208 million at September 30, 2019, an increase of ¥3,394,181 million, or 19%, from ¥17,825,027 million at March 31, 2019. The increase in our investment securities was primarily due to increases in our holdings of Japanese government bonds and mortgage-backed securities, which were partially offset by a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds.

Our bond portfolio is principally held for asset and liability management purposes. It mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued or guaranteed by foreign governments, government agencies or official institutions.

Our debt instruments at amortized cost amounted to ¥291,702 million at September 30, 2019, a decrease of ¥27,212 million, or 9%, from ¥318,914 million at March 31, 2019, primarily due to redemptions at maturity of Japanese government bonds.

Domestic debt instruments at fair value through other comprehensive income amounted to ¥8,479,423 million at September 30, 2019, an increase of ¥3,023,560 million, or 55%, from ¥5,455,863 million at March 31, 2019. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign debt instruments at fair value through other comprehensive income, we had ¥8,431,264 million of foreign debt instruments at September 30, 2019, which was an increase of ¥553,906 million, or 7%, from ¥7,877,358 million at March 31, 2019. Most of our foreign debt instruments, including mortgage-backed securities, are issued or guaranteed by foreign governments, government agencies or official institutions. The increase was primarily due to an increase in our holdings of mortgage-backed securities, which was partially offset by a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds.

We had ¥3,545,024 million of domestic equity instruments and ¥471,795 million of foreign equity instruments at September 30, 2019, for which we made an irrevocable election at initial recognition to present subsequent changes in fair value in other comprehensive income under IFRS 9 “Financial Instruments.” Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥184,096 million, or 5%, from ¥3,729,120 million at March 31, 2019. Net unrealized gains on our domestic equity instruments decreased by ¥144,755 million, or 7%, from ¥2,129,048 million at March 31, 2019 to ¥1,984,293 million at September 30, 2019. The decrease was primarily due to a net decline in the fair value of the portfolio of the domestic equities held, together with the disposal during the period of domestic equities with unrealized gains at March 31, 2019. Net unrealized gains on our foreign equity instruments increased by ¥36,628 million, or 11%, from ¥347,783 million at March 31, 2019 to ¥384,411 million at September 30, 2019, mainly reflecting favorable conditions in overseas stock markets.

We recognize the risks associated with our equity portfolio, owing to its volatility, and have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2019 and March 31, 2019.

	At September 30, 2019
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,161	¥853	¥—	¥261,014

Total domestic	260,161	853	—	261,014

Foreign:
Bonds issued by other governments and official institutions(2)	29,272	161	16	29,417
Other debt instruments	2,269	—	—	2,269

Total foreign	31,541	161	16	31,686

Total	¥291,702	¥1,014	¥16	¥292,700

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,773,738	¥24,438	¥856	¥7,797,320
Japanese municipal bonds	157,722	631	37	158,316
Japanese corporate bonds	517,718	5,969	29	523,658
Other debt instruments	129	—	—	129

Total domestic	8,449,307	31,038	922	8,479,423

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,553,638	32,362	18,613	3,567,387
Bonds issued by other governments and official institutions(2)	2,619,468	12,417	2,287	2,629,598
Mortgage-backed securities	2,036,571	23,251	3,956	2,055,866
Other debt instruments	177,632	818	37	178,413

Total foreign	8,387,309	68,848	24,893	8,431,264

Total	¥16,836,616	¥99,886	¥25,815	¥16,910,687

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,560,731	¥2,101,400	¥117,107	¥3,545,024
Foreign	87,384	407,194	22,783	471,795

Total	¥1,648,115	¥2,508,594	¥139,890	¥4,016,819

	At March 31, 2019
	Amortized cost(1)	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥280,246	¥890	¥—	¥281,136

Total domestic	280,246	890	—	281,136

Foreign:
Bonds issued by other governments and official institutions(2)	36,827	106	39	36,894
Other debt instruments	1,841	—	—	1,841

Total foreign	38,668	106	39	38,735

Total	¥318,914	¥996	¥39	¥319,871

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥5,005,649	¥22,285	¥239	¥5,027,695
Japanese municipal bonds	98,427	742	5	99,164
Japanese corporate bonds	325,130	3,848	—	328,978
Other debt instruments	26	—	—	26

Total domestic	5,429,232	26,875	244	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,469,336	28,497	71,198	4,426,635
Bonds issued by other governments and official institutions(2)	2,112,607	10,590	1,790	2,121,407
Mortgage-backed securities	1,047,183	9,739	12,935	1,043,987
Other debt instruments	284,835	664	170	285,329

Total foreign	7,913,961	49,490	86,093	7,877,358

Total	¥13,343,193	¥76,365	¥86,337	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic	¥1,600,072	¥2,221,660	¥92,612	¥3,729,120
Foreign	95,989	368,511	20,728	443,772

Total	¥1,696,061	¥2,590,171	¥113,340	¥4,172,892

(1)	Amortized cost for equity instruments at fair value through other comprehensive income represents the difference between the fair value and gross unrealized gains or losses.
(2)	Excludes U.S. Treasury and other U.S. government agency bonds.

The following tables show the fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2019 and March 31, 2019.

	At September 30, 2019
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—

Total domestic	—	—	—	—	—	—

Foreign:
Bonds issued by other governments and official institutions(1)	2,832	3	3,835	13	6,667	16
Other debt instruments	—	—	—	—	—	—

Total foreign	2,832	3	3,835	13	6,667	16

Total	¥2,832	¥3	¥3,835	¥13	¥6,667	¥16

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥290,648	¥856	¥—	¥—	¥290,648	¥856
Japanese municipal bonds	40,256	34	9,557	3	49,813	37
Japanese corporate bonds	19,594	29	—	—	19,594	29
Other debt instruments	—	—	—	—	—	—

Total domestic	350,498	919	9,557	3	360,055	922

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,025,048	9,534	677,173	9,079	1,702,221	18,613
Bonds issued by other governments and official institutions(1)	1,666,975	2,287	14,587	—	1,681,562	2,287
Mortgage-backed securities	435,130	3,127	100,454	829	535,584	3,956
Other debt instruments	59,462	21	10,777	16	70,239	37

Total foreign	3,186,615	14,969	802,991	9,924	3,989,606	24,893

Total	¥3,537,113	¥15,888	¥812,548	¥9,927	¥4,349,661	¥25,815

Equity instruments at fair value through other comprehensive income:
Domestic	¥169,864	¥33,896	¥140,750	¥83,211	¥310,614	¥117,107
Foreign	2,312	187	19,048	22,596	21,360	22,783

Total	¥172,176	¥34,083	¥159,798	¥105,807	¥331,974	¥139,890

	At March 31, 2019
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—

Total domestic	—	—	—	—	—	—

Foreign:
Bonds issued by other governments and official institutions(1)	2,999	39	—	—	2,999	39
Other debt instruments	—	—	—	—	—	—

Total foreign	2,999	39	—	—	2,999	39

Total	¥2,999	¥39	¥—	¥—	¥2,999	¥39

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥—	¥—	¥296,652	¥239	¥296,652	¥239
Japanese municipal bonds	—	—	9,555	5	9,555	5
Japanese corporate bonds	—	—	—	—	—	—
Other debt instruments	—	—	—	—	—	—

Total domestic	—	—	306,207	244	306,207	244

Foreign:
U.S. Treasury and other U.S. government agency bonds	907,418	8,721	1,316,145	62,477	2,223,563	71,198
Bonds issued by other governments and official institutions(1)	1,217,502	959	132,139	831	1,349,641	1,790
Mortgage-backed securities	412	1	432,651	12,934	433,063	12,935
Other debt instruments	138,685	111	11,930	59	150,615	170

Total foreign	2,264,017	9,792	1,892,865	76,301	4,156,882	86,093

Total	¥2,264,017	¥9,792	¥2,199,072	¥76,545	¥4,463,089	¥86,337

Equity instruments at fair value through other comprehensive income:
Domestic	¥137,946	¥31,563	¥147,991	¥61,049	¥285,937	¥92,612
Foreign	—	2	20,970	20,726	20,970	20,728

Total	¥137,946	¥31,565	¥168,961	¥81,775	¥306,907	¥113,340

(1)	Excludes U.S. Treasury and other U.S. government agency bonds.

Trading Assets

The following table shows our trading assets at September 30, 2019 and March 31, 2019. Our trading assets were ¥3,891,344 million at September 30, 2019, an increase of ¥1,123,653 million from ¥2,767,691 million at March 31, 2019. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At September 30, 2019	At March 31, 2019
	(In millions)
Debt instruments	¥3,707,090	¥2,480,903
Equity instruments	184,254	286,788

Total trading assets	¥3,891,344	¥2,767,691

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2019 and March 31, 2019. The fair value was ¥2,048,831 million at September 30, 2019, a decrease of ¥592,585 million from ¥2,641,416 million at March 31, 2019. The decrease was primarily due to a decrease in our holdings of non-trading bonds.

	At September 30, 2019	At March 31, 2019
	(In millions)
Debt instruments	¥2,025,500	¥2,620,686
Equity instruments	23,331	20,730

Total financial assets at fair value through profit or loss	¥2,048,831	¥2,641,416

Liabilities

Our total liabilities increased by ¥6,113,773 million from ¥183,730,177 million at March 31, 2019 to ¥189,843,950 million at September 30, 2019, primarily due to an increase in repurchase agreements and cash collateral on securities lent.

The following table shows our liabilities at September 30, 2019 and March 31, 2019.

	At September 30, 2019	At March 31, 2019
	(In millions)
Deposits	¥134,928,552	¥134,404,652
Call money and bills sold	1,435,492	1,307,779
Repurchase agreements and cash collateral on securities lent	16,720,811	12,887,249
Trading liabilities	2,268,947	1,998,694
Derivative financial instruments	3,656,651	3,051,773
Borrowings	13,039,490	12,167,858
Debt securities in issue	10,995,820	11,171,209
Provisions	167,750	194,818
Other liabilities	6,306,212	6,131,739
Current tax liabilities	42,640	147,041
Deferred tax liabilities	281,585	267,365

Total liabilities	¥189,843,950	¥183,730,177

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 79% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, governmental bodies (including municipal authorities) and financial institutions.

SMBC’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit.

Our deposit balances at September 30, 2019 were ¥134,928,552 million, an increase of ¥523,900 million from ¥134,404,652 million at March 31, 2019, primarily due to increases in interest-bearing demand deposits and negotiable certificates of deposit at domestic offices.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2019 and March 31, 2019.

	At September 30, 2019	At March 31, 2019
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥21,043,908	¥21,376,082
Interest-bearing demand deposits	54,009,866	53,490,445
Deposits at notice	647,104	853,344
Time deposits	17,914,049	17,885,860
Negotiable certificates of deposit	5,557,501	4,962,651
Others	8,056,795	7,317,912

Total domestic offices	107,229,223	105,886,294

Foreign offices:
Non-interest-bearing demand deposits	1,306,878	1,218,145
Interest-bearing demand deposits	2,826,597	2,714,951
Deposits at notice	10,102,889	10,316,612
Time deposits	7,270,813	7,875,029
Negotiable certificates of deposit	5,903,989	6,202,836
Others	288,163	190,785

Total foreign offices	27,699,329	28,518,358

Total deposits	¥134,928,552	¥134,404,652

Borrowings

Borrowings include unsubordinated borrowings, subordinated borrowings, liabilities associated with securitization transactions of our own assets, and lease liabilities. At September 30, 2019, our borrowings were ¥13,039,490 million, an increase of ¥871,632 million, or 7%, from ¥12,167,858 million at March 31, 2019, primarily due to increases in unsubordinated borrowings and lease liabilities.

The following table shows the balances with respect to our borrowings at September 30, 2019 and March 31, 2019.

	At September 30, 2019	At March 31, 2019
	(In millions)
Unsubordinated borrowings	¥11,154,546	¥10,632,213
Subordinated borrowings	263,311	273,819
Liabilities associated with securitization transactions	1,223,276	1,231,447
Lease liabilities(1)	398,357	30,379

Total borrowings	¥13,039,490	¥12,167,858

(1)

Lease liabilities at September 30, 2019 and March 31, 2019 are recognized and measured under IFRS 16 and IAS 17 “Leases,” respectively. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

Debt Securities in Issue

Debt securities in issue at September 30, 2019 were ¥10,995,820 million, a decrease of ¥175,389 million, or 2%, from ¥11,171,209 million at March 31, 2019, primarily due to a decrease in commercial paper, which was partially offset by an increase in unsubordinated bonds.

	At September 30, 2019	At March 31, 2019
	(In millions)
Commercial paper	¥1,823,180	¥2,440,515
Unsubordinated bonds	7,641,343	7,135,367
Subordinated bonds	1,531,297	1,595,327

Total debt securities in issue	¥10,995,820	¥11,171,209

Total Equity

Our total equity decreased by ¥99,349 million from ¥11,773,446 million at March 31, 2019 to ¥11,674,097 million at September 30, 2019, primarily due to decreases in non-controlling interests and other reserves. The decrease in non-controlling interests was mainly due to the redemption of preferred securities. The decrease in other reserves was primarily due to a decrease in exchange differences on translating foreign operation reserve reflecting the appreciation of the yen. The decreases were partially offset by increases in retained earnings and equity attributable to other equity instruments holders.

	At September 30, 2019	At March 31, 2019
	(In millions)
Capital stock	¥2,339,965	¥2,339,443
Capital surplus	726,799	726,012
Retained earnings	5,777,873	5,715,101
Treasury stock	(14,190)	(16,302)

Equity excluding other reserves	8,830,447	8,764,254
Other reserves	1,831,923	1,916,366

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,662,370	10,680,620
Non-controlling interests	327,048	494,123
Equity attributable to other equity instruments holders	684,679	598,703

Total equity	¥11,674,097	¥11,773,446

Liquidity

We derive funding for our operations from both domestic and international sources. Our domestic funding is derived primarily from deposits placed with SMBC by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by SMBC to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and foreign central banks, negotiable certificates of deposit, bonds, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥523,900 million from ¥134,404,652 million at March 31, 2019 to ¥134,928,552 million at September 30, 2019. The balance of deposits at September 30, 2019 exceeded the balance of loans and advances by ¥43,570,031 million, primarily due to the stable deposits base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 68%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2019	At March 31, 2019
	(In millions)
Loans and advances	¥91,358,521	¥90,682,938
Deposits	134,928,552	134,404,652

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. SMBC’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of SMBC’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to the Company by Moody’s Japan K.K., (“Moody’s”), S&P Global Ratings Japan Inc. (“S&P”) and Fitch Ratings Japan Limited (“Fitch”) at November 30, 2019.

At November 30, 2019
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A-	P	—	A	S	F1

The following table shows credit ratings assigned to SMBC by Moody’s, S&P and Fitch at November 30, 2019.

At November 30, 2019
Moody’s			S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A1	S	P-1	A	P	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

The guidelines published by the Financial Services Agency of Japan (“FSA”) for liquidity coverage ratio (“LCR”) applicable to banks with international operations are based on the full text of the LCR standard issued by the Basel Committee on Banking Supervision (“BCBS”) in January 2013. Under these guidelines, banks with international operations must maintain LCR of at least 100% on both a consolidated basis and a nonconsolidated basis. The minimum LCR requirements were phased in from March 31, 2015 with an increase of 10% in each year starting from 60%, and reached 100% on March 31, 2019. The following table shows the LCRs of the Company and SMBC for the three months ended September 30, 2019. Each figure is calculated based on our financial statements prepared in accordance with Japanese GAAP, as required by the FSA’s LCR guidelines.

For the three months ended September 30, 2019(1)
SMFG (consolidated)	125.9%
SMBC (consolidated)	129.9%
SMBC (nonconsolidated)	136.3%

(1)

Under the FSA’s LCR guidelines, LCR is set as the three-month average of the daily LCRs for the three months ended September 30, 2019, which is calculated by dividing the balance of high-quality liquid assets by the total net cash outflows on a daily basis for the same three months.

For further information, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Liquidity Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2019.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and SMBC have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and have been fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer, which started to be phased in from January 2016 with the initial ratio of 0.625% and reached 2.5% in January 2019, to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement was also increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned capital conservation buffer. The total capital requirement increased from 8% to 10.5% in January 2019 due to the full phasing in of the capital conservation buffer. Furthermore, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss-absorbing capital has been implemented according to national circumstances.

In addition to the above-mentioned minimum capital requirements and capital buffer requirements under Basel III, organizations identified by the Financial Stability Board (“FSB”) as G-SIBs, which includes us, are required to maintain an additional 1% to 2.5% of Common Equity Tier 1 capital as a percentage of risk-weighted assets, which is commonly referred to as the G-SIB capital surcharge, based on the organization’s size, interconnectedness, substitutability, complexity and cross-jurisdictional activity as determined by the FSB. The amount of G-SIB capital surcharge that applies to us based on the FSB’s determination is 1%.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement have been 4.5% and 6%, respectively, since March 2015. The capital conservation buffer, countercyclical buffer and the G-SIB capital surcharge started to be phased in from March 31, 2016 and have been fully applied from March 31, 2019 under the FSA capital adequacy guidelines.

In December 2017, the Group of Central Bank Governors and Heads of Supervision endorsed the outstanding Basel III regulatory reforms. For further details regarding the finalized Basel III reforms, see “Item 4.B. Business Overview—Regulations in Japan—Regulations Regarding Capital Adequacy and Liquidity—Capital Adequacy Requirement” of our annual report on Form 20-F for the fiscal year ended March 31, 2019.

In March 2015, the FSA published its leverage ratio guidelines, which have been applied from March 31, 2015, to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014.

Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and monitored bank’s leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017.

In December 2017, the definition and requirements of the leverage ratio were revised as part of the finalized Basel III reforms, under which the leverage ratio is to be based on a Tier 1 definition of capital and with the minimum leverage ratio of 3%. Under the finalized Basel III reforms, G-SIBs are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable G-SIB capital surcharge. Various refinements were also made to the definition of the leverage ratio exposure measure. The leverage ratio requirements under the definition based on the framework issued by the BCBS in January 2014 were implemented as a Pillar 1 measurement from January 2018, and those under the revised definition and the leverage ratio buffer requirement for G-SIBs will be implemented as a Pillar 1 measurement from January 1, 2022.

On March 15, 2019, the FSA published its guidelines for the leverage ratio applicable to banks with international operations, which have been applied from March 31, 2019. Under the FSA’s guidelines for the leverage ratio, banks with international operations must maintain a leverage ratio of at least 3% on both a consolidated basis and a nonconsolidated basis from March 31, 2019.

The table below presents our risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2019 and March 31, 2019, based on the Basel III rules.

	At September 30, 2019	At March 31, 2019
	(In billions, except percentages)
SMFG Consolidated:
Total risk-weighted capital ratio	20.05%	20.76%
Tier 1 risk-weighted capital ratio	17.73%	18.19%
Common Equity Tier 1 risk-weighted capital ratio	16.18%	16.37%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥12,031.9	¥12,240.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	10,641.2	10,727.2
Common Equity Tier 1 capital	9,709.7	9,654.5
Risk-weighted assets	60,001.9	58,942.8
The amount of minimum total capital requirements(1)	4,800.1	4,715.4
Leverage ratio	4.70%	4.88%

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and non-controlling interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Non-controlling interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the non-controlling interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction.

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as Additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as Additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as Additional Tier 1 or Tier 2 capital are being reduced in annual 10% increments and will be fully phased out by March 31, 2022.

Our capital position and SMBC’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and have been fully counted as Common Equity Tier 1 capital since March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of SMBC.

In addition, our capital position and SMBC’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under Japanese GAAP, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of past three consecutive years and current fiscal year, and is expected to have significant negative taxable income in the following fiscal year.

Set forth below is a table of risk-weighted capital ratios, total capital, risk-weighted assets and leverage ratio of SMBC at September 30, 2019 and March 31, 2019 on a consolidated and nonconsolidated basis.

	At September 30, 2019	At March 31, 2019
	(In billions, except percentages)
SMBC Consolidated:
Total risk-weighted capital ratio	19.12%	20.32%
Tier 1 risk-weighted capital ratio	16.62%	17.57%
Common Equity Tier 1 risk-weighted capital ratio	14.44%	15.17%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,274.5	¥10,755.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,933.9	9,300.8
Common Equity Tier 1 capital	7,762.3	8,029.5
Risk-weighted assets	53,727.1	52,910.7
The amount of minimum total capital requirements(1)	4,298.2	4,232.9

Leverage ratio	4.25%	4.52%

SMBC Nonconsolidated:
Total risk-weighted capital ratio	18.78%	20.28%
Tier 1 risk-weighted capital ratio	16.15%	17.37%
Common Equity Tier 1 risk-weighted capital ratio	13.85%	14.85%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥9,502.2	¥10,054.7
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,171.0	8,613.2
Common Equity Tier 1 capital	7,011.5	7,365.7
Risk-weighted assets	50,591.4	49,574.5
The amount of minimum total capital requirements(1)	4,047.3	3,966.0

(1)	The amount of minimum total capital requirements is calculated by multiplying risk-weighted assets by 8%.

Our securities subsidiary in Japan, SMBC Nikko Securities is also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2019, the capital adequacy ratio was 355.6% for SMBC Nikko Securities, and sufficiently above 140%, below which level it would be required to file daily reports with the Commissioner of the FSA.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2019. There were no material changes in our risk management system for the six months ended September 30, 2019.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2019. There were no material changes in our credit risk management system for the six months ended September 30, 2019.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2019.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal SMBC Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for the strategic shareholding investment portfolio); and

•	an observation period of four years (ten years for the strategic shareholding investment portfolio).

This method is reviewed periodically and refined, if necessary.

VaR Summary

The following tables set forth our VaR for trading activities and non-trading activities by risk categories for the six months ended September 30, 2019.

VaR for Trading Activities

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2019:
SMBC Consolidated
Maximum	¥5.3	¥6.0	¥2.9	¥4.7	¥9.1
Minimum	3.7	4.0	0.1	3.7	6.2
Daily average	4.4	4.7	0.8	4.1	7.3
At September 30, 2019	4.3	5.1	0.3	4.4	7.7
At March 31, 2019	4.5	4.7	0.1	3.8	6.6

SMFG Consolidated
Maximum	¥13.3	¥6.7	¥5.7	¥4.7	¥20.9
Minimum	9.2	4.4	2.4	3.7	13.8
Daily average	10.1	5.2	3.5	4.1	16.0
At September 30, 2019	10.2	6.2	3.4	4.4	17.7
At March 31, 2019	10.5	5.1	3.9	3.8	16.4

(1)

Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2019:
SMBC Consolidated
Maximum	¥44.0	¥0.0	¥30.2	¥0.0	¥47.3
Minimum	32.7	0.0	18.9	0.0	35.6
Daily average	37.8	0.0	24.6	0.0	42.8
At September 30, 2019	43.4	0.0	18.9	0.0	46.4
At March 31, 2019	37.2	0.0	19.8	0.0	43.9

SMFG Consolidated
Maximum	¥44.7	¥0.0	¥30.2	¥0.0	¥48.1
Minimum	33.6	0.0	18.9	0.0	36.5
Daily average	38.6	0.0	24.6	0.0	43.7
At September 30, 2019	44.1	0.0	18.9	0.0	47.1
At March 31, 2019	38.2	0.0	19.8	0.0	44.8

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Shareholding Investment

Equities risk
(In billions)
For the six months ended September 30, 2019:
SMBC Consolidated
Maximum	¥1,030.0
Minimum	892.9
Daily average	938.9
At September 30, 2019	953.2
At March 31, 2019	1,006.3

SMFG Consolidated
Maximum	¥1,180.6
Minimum	1,035.2
Daily average	1,087.2
At September 30, 2019	1,099.8
At March 31, 2019	1,156.0

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, we perform stress tests on a monthly basis based on various scenarios.

Interest Rate Risk

To supplement the above limitations of VaR methodologies, the SMBC Group adopts various indices to measure and monitor the sensitivity of interest rates, including delta, gamma and vega risks. The SMBC Group considers BPV as one of the most significant indices to manage interest rate risk. BPV is the amount of change in the value to the banking and trading book as a result of a one-basis-point (0.01%) movement in interest rates. The principal SMBC Group companies use BPV to monitor interest rate risk, not only on a net basis, but also by term to prevent the concentration of interest rate risk in a specific period. In addition, as previously addressed, the SMBC Group enhances the risk management methods of VaR and BPV by using them in combination with back-testing and stress tests.

Interest rate risk substantially changes depending on the method used for recognizing the expected maturity dates of demand deposits that can be withdrawn at any time or the method used for estimating the timing of cancellation prior to maturity of time deposits and consumer housing loans. At SMBC, the maturity of demand deposits that are expected to be left with SMBC for a prolonged period is regarded to be at the longest five years (2.5 years on average), and the cancellation prior to maturity of time deposits and consumer housing loans is estimated based on historical data.

Based on the standards for interest rate risk in the banking book issued by the BCBS in April 2016, the FSA revised the related regulatory guidelines pertaining to monitoring of interest rate risks in the banking book in December 2017. The revised disclosure requirements with respect to the changes in economic value of equity (“ΔEVE”) and changes in net interest income (“ΔNII”) in the banking book as a result of interest rate shocks have been applied from March 31, 2018. The tables below present ΔEVE and ΔNII of SMBC and SMFG on a consolidated basis at September 30, 2019 and March 31, 2019, respectively.

ΔEVE is defined as a decline in economic value as a result of an interest rate shock. It is calculated by multiplying the interest rate sensitivity (excluding credit spread) and interest rate change. The FSA implements a “materiality test” to identify banks taking excessive interest rate risks. Under the materiality test, the FSA monitors the ratio of ΔEVE to Tier 1 capital based on a set of prescribed interest rate shock scenarios. The threshold applied by the FSA is 15%, and the ratios for SMBC on a consolidated basis at September 30, 2019 and March 31, 2019 were 11.9% and 7.8%, respectively and those for SMFG on a consolidated basis at September 30, 2019 and March 31, 2019 were 10.0% and 6.8%, respectively.

ΔNII is defined as a decline in interest income over a 12-month period as a result of an interest rate shock. It is calculated assuming a constant balance sheet over a forward-looking 12-month period.

	At September 30, 2019		At March 31, 2019
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMBC Consolidated
Parallel shock up	¥1,059.0	¥(168.8)	¥724.7	¥(252.3)
Parallel shock down	0.4	329.6	1.2	405.1
Steepener shock	335.1	—	343.9	—
Flattener shock	114.2	—	18.3	—
Short rate shock up	336.9	—	151.1	—
Short rate shock down	0.9	—	1.1	—
Maximum	1,059.0	329.6	724.7	405.1

	At September 30, 2019		At March 31, 2019
	(In billions)
Tier 1 Capital	¥8,933.9		¥9,300.8

	At September 30, 2019		At March 31, 2019
	ΔEVE	ΔNII	ΔEVE	ΔNII
	(In billions)
SMFG Consolidated
Parallel shock up	¥1,059.0	¥(168.8)	¥724.7	¥(252.3)
Parallel shock down	0.4	329.6	1.2	405.1
Steepener shock	335.1	—	343.9	—
Flattener shock	114.2	—	18.3	—
Short rate shock up	336.9	—	151.1	—
Short rate shock down	0.9	—	1.1	—
Maximum	1,059.0	329.6	724.7	405.1

	At September 30, 2019		At March 31, 2019
	(In billions)
Tier 1 Capital	¥10,641.2		¥10,727.2

Note:

ΔEVE and ΔNII are calculated by currency at the SMBC consolidated level and the results are aggregated across the various currencies. For ΔNII, only Japanese yen and U.S. dollars are included in the calculation. These are the material currencies where interest rate sensitive assets and liabilities are more than 5% of total assets and liabilities.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Financial Position (Unaudited)

	Note	At September 30, 2019	At March 31, 2019
		(In millions)
Assets:
Cash and deposits with banks		¥58,057,047	¥57,763,441
Call loans and bills bought		1,562,647	2,465,745
Reverse repurchase agreements and cash collateral on securities borrowed		11,112,319	10,345,994
Trading assets		3,891,344	2,767,691
Derivative financial instruments	5	4,199,705	3,382,574
Financial assets at fair value through profit or loss		2,048,831	2,641,416
Investment securities	6	21,219,208	17,825,027
Loans and advances	7	91,358,521	90,682,938
Investments in associates and joint ventures		889,575	1,038,823
Property, plant and equipment		1,845,714	1,507,786
Intangible assets		851,137	821,785
Other assets		4,415,054	4,079,871
Current tax assets		43,679	143,459
Deferred tax assets		23,266	37,073

Total assets		¥201,518,047	¥195,503,623

Liabilities:
Deposits		¥134,928,552	¥134,404,652
Call money and bills sold		1,435,492	1,307,779
Repurchase agreements and cash collateral on securities lent		16,720,811	12,887,249
Trading liabilities		2,268,947	1,998,694
Derivative financial instruments	5	3,656,651	3,051,773
Borrowings	8	13,039,490	12,167,858
Debt securities in issue	9	10,995,820	11,171,209
Provisions	10	167,750	194,818
Other liabilities		6,306,212	6,131,739
Current tax liabilities		42,640	147,041
Deferred tax liabilities		281,585	267,365

Total liabilities		189,843,950	183,730,177

Equity:
Capital stock	11	2,339,965	2,339,443
Capital surplus		726,799	726,012
Retained earnings		5,777,873	5,715,101
Treasury stock	11	(14,190)	(16,302)

Equity excluding other reserves		8,830,447	8,764,254
Other reserves		1,831,923	1,916,366

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		10,662,370	10,680,620
Non-controlling interests	12	327,048	494,123
Equity attributable to other equity instruments holders	12	684,679	598,703

Total equity		11,674,097	11,773,446

Total equity and liabilities		¥201,518,047	¥195,503,623

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statements (Unaudited)

		For the six months ended September 30,
	Note	2019	2018
		(In millions, except per share data)
Interest income		¥1,236,043	¥1,151,910
Interest expense		584,973	523,328

Net interest income	13	651,070	628,582

Fee and commission income	14	562,875	533,801
Fee and commission expense		104,620	97,306

Net fee and commission income		458,255	436,495

Net trading income		86,323	115,388
Net income from financial assets at fair value through profit or loss		29,678	116,361
Net investment income		131,683	42,384
Other income		89,635	275,057

Total operating income		1,446,644	1,614,267

Impairment charges on financial assets	15	48,634	25,260

Net operating income		1,398,010	1,589,007

General and administrative expenses		835,880	833,243
Other expenses	16	196,647	239,946

Operating expenses		1,032,527	1,073,189

Share of post-tax profit of associates and joint ventures		13,697	25,596

Profit before tax		379,180	541,414

Income tax expense		111,714	126,271

Net profit		¥267,466	¥415,143

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥249,415	¥357,436
Non-controlling interests		12,076	51,807
Other equity instruments holders		5,975	5,900

Earnings per share:
Basic	17	¥180.64	¥255.38
Diluted	17	180.52	255.21

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2019	2018
	(In millions)
Net profit	¥267,466	¥415,143

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	10,624	81,384
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(46,517)	275,545
Share of other comprehensive income (loss) of associates and joint ventures	762	1,908
Income tax relating to items that will not be reclassified	11,026	(107,683)

Total items that will not be reclassified to profit or loss, net of tax	(24,105)	251,154

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	176,477	(69,618)
Reclassification adjustments for (gains) losses included in net profit, before tax	(92,317)	1,007
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(70,015)	60,099
Share of other comprehensive income (loss) of associates and joint ventures	(2,707)	(26,231)
Income tax relating to items that may be reclassified	(24,688)	16,774

Total items that may be reclassified subsequently to profit or loss, net of tax	(13,250)	(17,969)

Other comprehensive income (loss), net of tax	(37,355)	233,185

Total comprehensive income	¥230,111	¥648,328

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥212,732	¥562,210
Non-controlling interests	11,404	80,218
Other equity instruments holders	5,975	5,900

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Changes in Equity (Unaudited)

	Equity excluding other reserves				Other reserves
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Remeasure- ments of defined benefit plans reserve	Financial instruments at fair value through other comprehensive income reserve	Exchange differences on translating foreign operations reserve	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2018	¥2,338,743	¥863,505	¥5,419,607	¥(12,493)	¥76,102	¥1,718,937	¥125,987	¥10,530,388	¥1,233,230	¥599,522	¥12,363,140

Comprehensive income:
Net profit	—	—	357,436	—	—	—	—	357,436	51,807	5,900	415,143
Other comprehensive income	—	—	—	—	56,419	126,668	21,687	204,774	28,411	—	233,185

Total comprehensive income	—	—	357,436	—	56,419	126,668	21,687	562,210	80,218	5,900	648,328

Issuance of shares under share-based payment transactions	700	699	—	—	—	—	—	1,399	—	—	1,399
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	8	—	8
Transaction with non-controlling interest shareholders	—	(18)	—	—	—	—	—	(18)	964	—	946
Dividends to shareholders	—	—	(126,950)	—	—	—	—	(126,950)	(31,805)	—	(158,755)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(5,900)	(5,900)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(149,108)	—	(149,108)
Purchase of treasury stock	—	—	—	(70,048)	—	—	—	(70,048)	—	—	(70,048)
Sale of treasury stock	—	—	—	327	—	—	—	327	—	—	327
Loss on sale of treasury stock	—	(55)	—	—	—	—	—	(55)	—	—	(55)
Cancellation of treasury stock	—	(24,231)	(41,691)	65,922	—	—	—	—	—	—	—
Share-based payment transactions	—	(381)	—	—	—	—	—	(381)	—	—	(381)
Transfer from other reserves to retained earnings	—	—	21,130	—	—	(21,130)	—	—	—	—	—
Others	—	(40)	122	—	—	—	—	82	—	206	288

Balance at September 30, 2018	¥2,339,443	¥839,479	¥5,629,654	¥(16,292)	¥132,521	¥1,824,475	¥147,674	¥10,896,954	¥1,133,507	¥599,728	¥12,630,189

Balance at April 1, 2019	¥2,339,443	¥726,012	¥5,715,101	¥(16,302)	¥72,425	¥1,730,607	¥113,334	¥10,680,620	¥494,123	¥598,703	¥11,773,446

Comprehensive income:
Net profit	—	—	249,415	—	—	—	—	249,415	12,076	5,975	267,466
Other comprehensive income	—	—	—	—	7,977	30,979	(75,639)	(36,683)	(672)	—	(37,355)

Total comprehensive income	—	—	249,415	—	7,977	30,979	(75,639)	212,732	11,404	5,975	230,111

Issuance of shares under share-based payment transactions	522	522	—	—	—	—	—	1,044	—	—	1,044
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	84,951	84,951
Acquisition and disposal of subsidiaries and businesses-net	—	—	—	—	—	—	—	—	5,886	—	5,886
Transaction with non-controlling interest shareholders	—	480	—	—	—	—	—	480	(205)	—	275
Dividends to shareholders	—	—	(132,582)	—	—	—	—	(132,582)	(11,160)	—	(143,742)
Coupons on other equity instruments	—	—	—	—	—	—	—	—	—	(5,975)	(5,975)
Redemption of preferred securities	—	—	—	—	—	—	—	—	(173,000)	—	(173,000)
Purchase of treasury stock	—	—	—	(100,040)	—	—	—	(100,040)	—	—	(100,040)
Sale of treasury stock	—	—	—	478	—	—	—	478	—	—	478
Loss on sale of treasury stock	—	—	(148)	—	—	—	—	(148)	—	—	(148)
Cancellation of treasury stock	—	—	(101,674)	101,674	—	—	—	—	—	—	—
Share-based payment transactions	—	(168)	—	—	—	—	—	(168)	—	—	(168)
Transfer from other reserves to retained earnings	—	—	47,760	—	(6,347)	(41,413)	—	—	—	—	—
Others	—	(47)	1	—	—	—	—	(46)	—	1,025	979

Balance at September 30, 2019	¥2,339,965	¥726,799	¥5,777,873	¥(14,190)	¥74,055	¥1,720,173	¥37,695	¥10,662,370	¥327,048	¥684,679	¥11,674,097

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended September 30,
	2019	2018
	(In millions)
Operating Activities:
Profit before tax	¥379,180	¥541,414
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(101,106)	(48,127)
Foreign exchange losses	51,110	834,533
Provision for loan losses	57,996	34,207
Depreciation and amortization	156,323	107,762
Share of post-tax profit of associates and joint ventures	(13,697)	(25,596)
Net changes in assets and liabilities:
Net (increase) decrease of term deposits with original maturities over three months	(60,685)	231,141
Net (increase) decrease of call loans and bills bought	858,729	(492,733)
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(820,606)	(1,227,888)
Net increase of loans and advances	(869,263)	(3,754,742)
Net change of trading assets and liabilities, and derivative financial instruments	(855,177)	152,345
Net increase of deposits	834,685	2,891,618
Net increase of call money and bills sold	151,172	832,635
Net increase of repurchase agreements and cash collateral on securities lent	3,879,087	1,695,158
Net increase of other unsubordinated borrowings and debt securities in issue	698,050	1,202,234
Income taxes paid—net	(110,599)	(101,042)
Other operating activities—net	(219,319)	(972,492)

Net cash and cash equivalents provided by operating activities	4,015,880	1,900,427

Investing Activities:
Purchases of financial assets at fair value through profit or loss and investment securities	(20,724,103)	(12,058,559)
Proceeds from sale of financial assets at fair value through profit or loss and investment securities	14,210,629	7,843,607
Proceeds from maturities of financial assets at fair value through profit or loss and investment securities	3,784,844	5,041,190
Acquisitions of the subsidiaries and businesses, net of cash and cash equivalents acquired	197	—
Investments in associates and joint ventures	(371)	(5,542)
Disposal of subsidiaries and businesses, net of cash and cash equivalents disposed	26,799	—
Proceeds from sale of investments in associates and joint ventures	1,189	83,946
Purchases of property, plant and equipment and investment properties	(33,204)	(309,277)
Purchases of intangible assets	(64,895)	(58,272)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	11,613	72,455
Other investing activities—net	(102)	(1)

Net cash and cash equivalents provided by (used in) investing activities	(2,787,404)	609,547

Financing Activities:
Proceeds from issuance of subordinated bonds	54,253	—
Redemption of subordinated bonds	(113,000)	(5,077)
Redemption of preferred securities	(173,000)	(150,269)
Proceeds from issuance of other equity instruments	84,951	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(132,542)	(126,989)
Dividends paid to non-controlling interest shareholders	(11,163)	(31,784)
Coupons paid to other equity instruments holders	(5,975)	(5,900)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(99,710)	(69,776)
Purchase of other equity instruments and proceeds from sale of other equity instruments—net	1,025	206
Transactions with non-controlling interest shareholders—net	(234,160)	—

Net cash and cash equivalents used in financing activities	(629,321)	(389,589)

Effect of exchange rate changes on cash and cash equivalents	(313,553)	259,326

Net increase of cash and cash equivalents	285,602	2,379,711
Cash and cash equivalents at beginning of period	56,716,529	53,416,456

Cash and cash equivalents at end of period	¥57,002,131	¥55,796,167

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥1,305,748	¥1,203,376
Interest paid	595,052	497,055

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (the “Company” or “SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for the Company’s newly issued securities. The Company is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of the Company and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of the Company. The Company has a primary listing on the Tokyo Stock Exchange (First Section), with further listing on the Nagoya Stock Exchange (First Section). The Company’s American Depositary Shares are listed on the New York Stock Exchange.

The Company and its subsidiaries (the “Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services together with its associates and joint ventures.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on December 24, 2019.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements, including selected explanatory notes, of the Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the fiscal year ended March 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019, except as described below.

On April 1, 2019, the Group started to apply fair value hedge accounting in order to reflect on its consolidated financial statements the effect of risk management activities to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue and borrowings arising from changes in interest rates. The Group designates interest rate swaps as hedging instruments. The gain or loss on the hedging instrument is recognized in the consolidated income statements. The hedging gain or loss on the hedged item adjusts the carrying amount of the hedged item, and is recognized in the consolidated income statements. If the hedge no longer meets the criteria for hedge accounting for reasons other than the derecognition of the hedged item, the adjustment to the carrying amount of the hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity of the hedged item. When the hedged item is derecognized, the adjustment is recognized immediately in the consolidated income statements. For further information about hedge accounting, see Note 5 “Derivative Financial Instruments and Hedge Accounting—Hedge accounting.”

IFRS 16 “Leases”

On April 1, 2019, the Group adopted IFRS 16 “Leases,” which replaces IAS 17 “Leases” and other related interpretations.

IFRS 16 eliminates a lessee’s classification of leases as either operating leases or finance leases and introduces a single lessee accounting model, requiring a lessee to recognize a lease liability and right of use asset. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently.

The primary impact of IFRS 16 adoption is where the Group is a lessee in contracts for land and buildings which were off-balance sheet under IAS 17. The recognition and measurement of leases that the Group previously classified as finance leases as a lessee has not changed on the transition to IFRS 16. The Group’s accounting as a lessor under IFRS 16 has not substantially changed from its approach under IAS 17.

Accounting policy as Lessee

Under IFRS 16, the Group assesses whether the contract is, or contains, a lease at the inception of a contract. A lease is a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At the commencement date, the Group recognizes a lease liability and measures it at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, or the Group’s incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined. After the commencement date, the Group measures the lease liability by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made. The lease liabilities are included in “Borrowings” in the consolidated statement of financial position.

The Group also recognizes a right of use asset and measures it at cost at the commencement date. The cost of the right of use asset comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs incurred.

After the commencement date, the Group measures the right of use asset applying a cost model. The right of use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right of use asset or the end of the lease term. The lease term is determined as the non-cancellable period of a lease together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option and an option to terminate the lease if the Group is reasonably certain not to exercise that option. The right of use asset is included in “Property, plant and equipment” and “Intangible assets” in the consolidated statement of financial position, and it is presented within the same line item as that within which the corresponding underlying assets would be presented if they were owned.

Effect of Adoption of New and Amended Accounting Standards

The Group adopted the standard retrospectively using the modified retrospective approach by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. In this approach, a lease liability was measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at April 1, 2019. The Group applied the following transition options available under the approach:

•	measuring a right of use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease;

•	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review; and

•	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group also elected to apply the practical expedient to grandfather the assessment of which transactions are leases. The Group applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 were not reassessed for whether there is a lease under IFRS 16.

The following table shows the effect of the adoption of IFRS 16 on the Group’s consolidated financial statements.

(In millions)
Effect of adoption of IFRS 16 on consolidated statement of financial position
Assets:
Property, plant and equipment	¥380,632
Intangible assets	11,755
Other assets	(3,790)

Total assets	¥388,597

Liabilities:
Borrowings	388,612
Other liabilities	(15)

Total liabilities	¥388,597

Total equity	—

Total equity and liabilities	¥388,597

The following table reconciles the operating lease commitments disclosed in the Group’s consolidated financial statements under IAS 17 at March 31, 2019 to the lease liabilities recognized under IFRS 16 at April 1, 2019.

(In millions)
Operating lease commitments at March 31, 2019	¥320,331

Adjustments as a result of a different treatment of extension and termination options	82,550
Discounted at a weighted average rate of 0.55% at April 1, 2019	(14,269)

Lease liabilities due to the adoption of IFRS 16, recognized at April 1, 2019	388,612
Lease liabilities from finance leases at March 31, 2019	30,379

Total lease liabilities recognized at April 1, 2019	¥418,991

For the six months ended September 30, 2019, a number of amendments to standards other than the above have become effective; however, they have not resulted in any material impact on the Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Definition of a Business (Amendments to IFRS 3)

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” to clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendments are effective for annual periods beginning on or after January 1, 2020. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Definition of Material (Amendments to IAS 1 and IAS 8)

In October 2018, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” to clarify the definition of material and how it should be applied by including in the definition guidance that had featured elsewhere in IFRS. The updated definition of material makes it easier for entities to decide whether information should be included in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2020.

Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

In September 2019, the IASB issued “Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7” in response to the reform of interest-rate benchmarks such as interbank offered rates (“IBORs”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. The amendments also require entities to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The Group is currently assessing the effects and timing of the adoption of the amendments.

IFRS 17 “Insurance Contracts”

In May 2017, the IASB published IFRS 17 “Insurance Contracts,” which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts, replacing IFRS 4 “Insurance Contracts.” IFRS 4 provided entities dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 requires all insurance contracts to be accounted for in a consistent manner. Insurance obligations will be accounted for by using present values instead of historical cost. The standard is currently effective for annual periods beginning on or after January 1, 2021. The IASB has voted on delaying the mandatory application date by one year but it has not been approved yet. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019.

4	SEGMENT ANALYSIS

Business Segments

The Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The Group has four main business segments: the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, with the remaining operations recorded in Head office account and others.

Wholesale Business Unit

The Wholesale Business Unit provides financing, investment management, risk hedging, and settlement services as well as financial solutions that respond to wide-ranging client needs in relation to M&A and other advisory services and leasing, primarily for large-and mid-sized corporate clients in Japan. This business unit mainly consists of the wholesale businesses of SMBC, SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) and SMBC Nikko Securities Inc. (“SMBC Nikko Securities”).

Retail Business Unit

The Retail Business Unit provides financial services to both consumers residing in Japan and domestic small-sized companies, and mainly consists of the retail business of SMBC, SMBC Trust Bank and SMBC Nikko Securities together with three consumer finance companies, Sumitomo Mitsui Card Company, Limited, Cedyna Financial Corporation and SMBC Consumer Finance Co., Ltd. This business unit offers a wide range of products and services for consumers, including wealth management, settlement services, consumer finance and housing loans, in order to address the financial needs of all individual customers. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address business owners’ needs as both corporate managers and individuals such as business and asset succession.

International Business Unit

The International Business Unit supports the global businesses of a diverse range of clients, such as Japanese companies operating overseas, non-Japanese companies, financial institutions, and government agencies and public corporations of various countries. This business unit provides a variety of tailored products and services to meet customer and market requirements, including loans, deposits, clearing services, trade finance, project finance, loan syndication, derivatives, global cash management services, leasing and securities business such as underwriting activities. This business unit mainly consists of the international businesses of SMBC, SMBC Trust Bank, SMFL, SMBC Nikko Securities and their foreign subsidiaries.

Global Markets Business Unit

The Global Markets Business Unit offers solutions through foreign exchange products, derivatives, bonds, stocks, and other marketable financial products and also undertakes asset liability management operations, which help comprehensively control balance sheet liquidity risks and interest rate risks. This business unit consists of the Treasury Unit of SMBC and the Product Unit of SMBC Nikko Securities.

Head office account and others

The Head office account and others represent the difference between the aggregate of the Wholesale Business Unit, the Retail Business Unit, the International Business Unit and the Global Markets Business Unit, and the Group as a whole. It mainly consists of administrative expenses related to headquarters operations and profit or loss from other subsidiaries including The Japan Research Institute, Limited and Sumitomo Mitsui DS Asset Management Company, Limited, which was formed through the merger of Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd., on April 1, 2019. It also includes internal transactions between the Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit of each segment is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax), and by adding or deducting others (i.e., share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss based on internal managerial accounting) to or from consolidated gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statements.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operations

For the six months ended September 30, 2019:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥311.4	¥614.2	¥329.8	¥240.9	¥(113.1)	¥1,383.2
General and administrative expenses	(139.6)	(503.9)	(177.0)	(28.7)	(9.5)	(858.7)
Others(2)	24.2	0.9	25.8	15.7	(36.5)	30.1

Consolidated net business profit	¥196.0	¥111.2	¥178.6	¥227.9	¥(159.1)	¥554.6

For the six months ended September 30, 2018:

	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
	(In billions)
Consolidated gross profit(1)	¥383.1	¥633.0	¥338.1	¥200.2	¥(94.4)	¥1,460.0
General and administrative expenses	(171.1)	(508.7)	(156.0)	(27.2)	10.5	(852.5)
Others(2)	21.6	6.0	21.7	9.5	(25.9)	32.9

Consolidated net business profit	¥233.6	¥130.3	¥203.8	¥182.5	¥(109.8)	¥640.4

(1)

Consolidated gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	“Others” includes share of profit or loss of equity-method associates and joint ventures and cooperated profit and loss, that is, profit and loss double-accounted for in the managerial accounting.

Reconciliation of Segmental Results of Operations to Consolidated Income Statements

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2019	2018
	(In billions)
Consolidated net business profit	¥554.6	¥640.4
Differences between management reporting and Japanese GAAP:
Total credit costs	(64.4)	(5.0)
Gains on equity instruments	70.3	51.9
Extraordinary gains or losses and others	18.5	(12.1)

Profit before tax under Japanese GAAP	579.0	675.2

Differences between Japanese GAAP and IFRS:
Scope of consolidation	(0.9)	(2.7)
Derivative financial instruments	(43.2)	(45.7)
Investment securities	(37.2)	(18.1)
Loans and advances	7.6	(19.3)
Investments in associates and joint ventures	(125.2)	(17.3)
Property, plant and equipment	(0.9)	(1.1)
Lease accounting	(0.5)	(0.8)
Defined benefit plans	(16.2)	(25.8)
Foreign currency translation	3.4	(5.4)
Classification of equity and liability	6.3	6.0
Others	7.0	(3.6)

Profit before tax under IFRS	¥379.2	¥541.4

On April 1, 2019, the Group adopted IFRS 16 “Leases” retrospectively by adjusting the consolidated statement of financial position at the date of initial application, and has not restated comparatives as permitted by IFRS 16. Therefore, the accounting standards under IFRS for the six months ended September 30, 2019 are different from those for the six months ended September 30, 2018, when calculating the differences in profit before tax between Japanese GAAP and IFRS. See Note 2 “Summary of Significant Accounting Policies” for further information on accounting changes.

5	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the Group enters into a variety of derivatives for trading and risk management purposes. The Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate options and interest rate futures. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2019 and March 31, 2019.

	At September 30, 2019
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥900,984,752	¥2,152,764	¥1,915,901	¥61,096,696	¥645,424	¥468,834
Futures	95,476,324	60,971	61,297	6,475,800	—	1,273
Listed Options	169,530,530	27,403	6,900	—	—	—
Forwards	85,664,823	329	1	—	—	—
Swaps	463,478,211	1,926,005	1,718,333	54,468,175	630,854	467,556
OTC Options	86,834,864	138,056	129,370	152,721	14,570	5
Currency derivatives	131,444,377	1,138,156	1,083,979	10,495,596	189,203	75,992
Futures	2,788	186	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	74,099,191	462,785	451,947	2,232,746	29,303	23,739
Swaps	50,386,370	593,750	558,436	8,262,850	159,900	52,253
OTC Options	6,956,028	81,435	73,596	—	—	—
Equity derivatives	3,194,958	53,977	88,265	40,752	—	4,407
Futures	1,076,360	5,229	7,844	—	—	—
Listed Options	1,260,682	26,587	50,792	—	—	—
Forwards	6,080	216	34	—	—	—
Swaps	120,084	842	9,426	40,752	—	4,407
OTC Options	731,752	21,103	20,169	—	—	—
Commodity derivatives	277,022	6,553	4,905	—	—	—
Futures	105,850	1,187	953	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	166,153	5,326	3,566	—	—	—
OTC Options	5,019	40	386	—	—	—
Credit derivatives	1,861,480	13,628	14,368	—	—	—

Total derivative financial instruments	¥1,037,762,589	¥3,365,078	¥3,107,418	¥71,633,044	¥834,627	¥549,233

	At March 31, 2019
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥779,291,352	¥1,738,231	¥1,484,122	¥51,692,181	¥270,514	¥340,931
Futures	63,332,406	44,812	46,428	2,220,000	—	149
Listed Options	134,733,142	24,131	2,593	—	—	—
Forwards	54,486,370	642	939	—	—	—
Swaps	444,347,278	1,561,977	1,290,977	49,315,116	267,094	340,752
OTC Options	82,392,156	106,669	143,185	157,065	3,420	30
Currency derivatives	132,054,681	1,167,833	935,956	10,260,443	119,077	176,822
Futures	3,942	22	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	79,268,300	488,211	415,097	2,246,274	18,370	57,069
Swaps	46,014,820	594,144	441,257	8,014,169	100,707	119,753
OTC Options	6,767,619	85,456	79,602	—	—	—
Equity derivatives	3,048,195	61,761	96,140	48,511	1,856	30
Futures	933,068	4,418	2,313	—	—	—
Listed Options	1,259,343	29,384	56,854	—	—	—
Forwards	—	—	—	—	—	—
Swaps	119,145	654	8,477	48,511	1,856	30
OTC Options	736,639	27,305	28,496	—	—	—
Commodity derivatives	225,655	7,517	5,848	—	—	—
Futures	28,823	445	415	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	183,117	7,006	5,019	—	—	—
OTC Options	13,715	66	414	—	—	—
Credit derivatives	1,562,100	15,785	11,924	—	—	—

Total derivative financial instruments	¥916,181,983	¥2,991,127	¥2,533,990	¥62,001,135	¥391,447	¥517,783

(1)

Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedging instruments under Japanese GAAP. Under IFRS, the Group applies hedge accounting for certain debt securities in issue and certain borrowings, certain equity instruments elected to be measured at fair value through other comprehensive income (“FVOCI”) and net investments in foreign operations, and derivative financial instruments designated as hedging instruments are also categorized as “Risk Management.”

Hedge accounting

The Group applies fair value hedge accounting and hedge accounting of net investments in foreign operations in order to reflect the effect of risk management activities on its consolidated financial statements.

Fair value hedges

On April 1, 2019, the Group started to apply fair value hedge accounting to mitigate the risk of changes in the fair value of certain fixed rate debt securities in issue and borrowings arising from changes in interest rates. The sources of hedge ineffectiveness mainly arise from basis risk and timing differences between the hedged items and hedging instruments. Hedge ineffectiveness recognized in the consolidated income statement was immaterial for the six months ended September 30, 2019. The Group also applies fair value hedge accounting to mitigate the risk of changes in the fair value of certain equity instruments elected to be measured at FVOCI. The table below represents the amounts related to items designated as hedging instruments at September 30, 2019 and March 31, 2019.

	At September 30, 2019			At March 31, 2019
	Nominal Amounts	Carrying amounts		Nominal Amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities
	(In millions)
Interest rate risk
Interest rate swaps	¥5,673,370	¥173,810	¥11,535	¥—	¥—	¥—
Stock price risk
Equity swaps	40,752	—	4,407	48,511	1,856	30

Hedges of net investments in foreign operations

The Group applies hedge accounting of net investments in foreign operations to mitigate the foreign currency risk of exchange differences arising from the translation of net investments in foreign operations. The table below represents the amounts related to items designated as hedging instruments at September 30, 2019 and March 31, 2019.

	At September 30, 2019			At March 31, 2019
	Nominal Amounts	Carrying amounts		Nominal Amounts	Carrying amounts
		Assets	Liabilities		Assets	Liabilities
	(In millions)
Foreign exchange forward contracts	¥2,222,218	¥29,303	¥22,745	¥2,243,501	¥18,370	¥56,850
Foreign currency denominated financial liabilities	152,851	—	152,851	192,039	—	192,039

6	INVESTMENT SECURITIES

The following table shows the amount of investment securities, which consist of debt instruments at amortized cost, debt instruments at fair value through other comprehensive income and equity instruments at fair value through other comprehensive income at September 30, 2019 and March 31, 2019.

	At September 30, 2019	At March 31, 2019
	(In millions)
Debt instruments at amortized cost:
Domestic:
Japanese government bonds	¥260,161	¥280,246

Total domestic	260,161	280,246

Foreign:
Bonds issued by other governments and official institutions(1)	29,272	36,827
Other debt instruments	2,269	1,841

Total foreign	31,541	38,668

Total debt instruments at amortized cost	¥291,702	¥318,914

Debt instruments at fair value through other comprehensive income:
Domestic:
Japanese government bonds	¥7,797,320	¥5,027,695
Japanese municipal bonds	158,316	99,164
Japanese corporate bonds	523,658	328,978
Other debt instruments	129	26

Total domestic	8,479,423	5,455,863

Foreign:
U.S. Treasury and other U.S. government agency bonds	3,567,387	4,426,635
Bonds issued by other governments and official institutions(1)	2,629,598	2,121,407
Mortgage-backed securities	2,055,866	1,043,987
Other debt instruments	178,413	285,329

Total foreign	8,431,264	7,877,358

Total debt instruments at fair value through other comprehensive income	¥16,910,687	¥13,333,221

Equity instruments at fair value through other comprehensive income:
Domestic equity instruments	¥3,545,024	¥3,729,120
Foreign equity instruments	471,795	443,772

Total equity instruments at fair value through other comprehensive income	¥4,016,819	¥4,172,892

Total investment securities	¥21,219,208	¥17,825,027

(1)	Excludes U.S. Treasury and other U.S. government agency bonds.

7	LOANS AND ADVANCES

The following tables present loans and advances at September 30, 2019 and March 31, 2019.

	At September 30, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥89,694,957	¥1,624,252	¥884,565	¥92,203,774

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(252,996)

Less: Allowance for loan losses	(144,632)	(95,879)	(351,746)	(592,257)

Carrying amount				¥91,358,521

	At March 31, 2019
	12-month ECL	Lifetime ECL not credit- impaired	Lifetime ECL credit- impaired	Total
	(In millions)
Loans and advances at amortized cost:
Gross loans and advances	¥89,073,539	¥1,590,761	¥882,018	¥91,546,318

Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net				(258,392)

Less: Allowance for loan losses	(158,094)	(92,446)	(354,448)	(604,988)

Carrying amount				¥90,682,938

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2019	2018
	(In millions)
Allowance for loan losses at beginning of period	¥604,988	¥651,620
Provision for loan losses	57,996	34,207
Charge-offs(1):
Domestic	58,800	67,924
Foreign	12,849	19,349

Total	71,649	87,273

Recoveries:
Domestic	5,126	4,854
Foreign	1,056	351

Total	6,182	5,205

Net charge-offs	65,467	82,068
Others(2)	(5,260)	2,647

Allowance for loan losses at end of period	¥592,257	¥606,406

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥155,114	¥153,167

Balance at end of period	¥154,428	¥146,952

Provision for loan losses	¥16,117	¥9,467

(1)	Charge-offs consist of the sales of loans and write-offs.
(2)	Others mainly include foreign exchange translations for the six months ended September 30, 2019 and 2018.

8	BORROWINGS

Borrowings at September 30, 2019 and March 31, 2019 consisted of the following:

	At September 30, 2019	At March 31, 2019
	(In millions)
Unsubordinated borrowings	¥11,154,546	¥10,632,213
Subordinated borrowings	263,311	273,819
Liabilities associated with securitization transactions	1,223,276	1,231,447
Lease liabilities(1)	398,357	30,379

Total borrowings	¥13,039,490	¥12,167,858

(1)

Lease liabilities at September 30, 2019 and March 31, 2019 are recognized and measured under IFRS 16 and IAS 17 “Leases,” respectively. For additional information, refer to Note 2 “Summary of Significant Accounting Policies.”

9	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2019 and March 31, 2019 consisted of the following:

	At September 30, 2019	At March 31, 2019
	(In millions)
Commercial paper	¥1,823,180	¥2,440,515
Unsubordinated bonds	7,641,343	7,135,367
Subordinated bonds	1,531,297	1,595,327

Total debt securities in issue	¥10,995,820	¥11,171,209

10	PROVISIONS

The following table presents movements by class of provisions for the six months ended September 30, 2019.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2019	¥148,409	¥46,409	¥194,818
Additional provisions	—	723	723
Amounts used	(21,012)	(5,264)	(26,276)
Unused amounts reversed	—	(2,179)	(2,179)
Amortization of discount and effect of change in discount rate	351	79	430
Others	—	234	234

Balance at September 30, 2019	¥127,748	¥40,002	¥167,750

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2019, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for loan commitments, reimbursement of deposits, point programs, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2019 and April 1, 2019.

11	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by the Company at September 30, 2019 and March 31, 2019 was as follows:

	At September 30, 2019	At March 31, 2019
Shares outstanding	1,373,171,556	1,399,401,420
Shares in treasury	3,698,728	3,800,918

The total number of authorized shares of common stock was 3,000 million at September 30, 2019 and March 31, 2019 with no stated value.

On May 15, 2019, the Company’s board of directors resolved to repurchase shares of its common stock and cancel all the repurchased shares. The resolution authorized the repurchase of up to the lesser of (i) an aggregate of 32,000,000 shares of its common stock and (ii) an aggregate of ¥100 billion between May 16, 2019 and August 30, 2019. On August 9, 2019, the Company completed the repurchase, acquiring 26,502,400 shares of its common stock for ¥100 billion in aggregate. The Company cancelled all of the repurchased shares on September 20, 2019.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2019 and March 31, 2019.

	At September 30, 2019		At March 31, 2019
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

12	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at September 30, 2019 and March 31, 2019 consisted of the following:

	At September 30, 2019	At March 31, 2019
	(In millions)
Preferred securities issued by subsidiaries	¥263,500	¥436,500
Others	63,548	57,623

Total non-controlling interests	¥327,048	¥494,123

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2019	At March 31, 2019
		(In millions)
SMFG Preferred Capital JPY 2 Limited
Series B (non-cumulative perpetual preferred securities)	July 2019	—	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	—	33,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥263,500	¥436,500

(1)

Subject to the prior approval of the Financial Services Agency of Japan (“FSA”), preferred securities are redeemable at any dividend payment date on and after a specific month in principle and the month shown in this column is such a specific month of each preferred security.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at September 30, 2019 and March 31, 2019 consisted of the following:

	At September 30, 2019	At March 31, 2019
	(In millions)
Perpetual subordinated bonds	¥684,679	¥598,703

Total equity attributable to other equity instruments holders	¥684,679	¥598,703

SMFG issued perpetual subordinated bonds, which are Basel III-compliant Additional Tier 1 capital instruments and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the FSA.

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the FSA that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

13	NET INTEREST INCOME

Net interest income for the six months ended September 30, 2019 and 2018 consisted of the following:

	For the six months ended September 30,
	2019	2018
	(In millions)
Interest income from:
Deposits with banks	¥48,035	¥51,126
Call loans and bills bought	7,906	8,304
Reverse repurchase agreements and cash collateral on securities borrowed	24,422	18,654
Investment securities	83,225	64,871
Loans and advances	1,072,455	1,008,955

Total interest income	1,236,043	1,151,910

Interest expense from:
Deposits	320,707	267,570
Call money and bills sold	6,195	6,267
Repurchase agreements and cash collateral on securities lent	72,606	50,528
Borrowings	48,895	54,637
Debt securities in issue	116,970	125,815
Premiums for deposit insurance(1)	18,514	17,662
Others	1,086	849

Total interest expense	584,973	523,328

Net interest income	¥651,070	¥628,582

(1)

For the six months ended September 30, 2019, premiums for deposit insurance have been reclassified from “General and administrative expense” to “Interest expense.” Comparative amounts have been reclassified to conform to the current presentation.

14	FEE AND COMMISSION INCOME

Fee and commission income for the six months ended September 30, 2019 and 2018 consisted of the following:

	For the six months ended September 30,
	2019	2018
	(In millions)
Loans	¥62,815	¥55,965
Credit card business	150,857	132,106
Guarantees	33,669	31,527
Securities-related business	68,803	71,944
Deposits	6,796	6,196
Remittances and transfers	70,384	68,910
Safe deposits	2,191	2,301
Trust fees	2,119	2,169
Investment trusts	72,609	70,294
Agency	4,956	6,206
Others	87,676	86,183

Total fee and commission income	¥562,875	¥533,801

Fee and commission income can be mainly disaggregated into credit card business, securities-related business, investment trusts, remittances and transfers and loans by types of services. Fees obtained through credit card business principally arise in the Retail Business Unit. Fees obtained through securities-related business principally arise in the Wholesale Business Unit, the Retail Business Unit and the International Business Unit. Fees and commissions obtained through investment trusts principally arise in the Retail Business Unit and Head office account and others, which include the investment advisory and investment trust management businesses. Remittance and transfer fees principally arise in the Wholesale Business Unit, the Retail Business Unit and the International Business Unit. Loan transaction fees principally arise in the Wholesale Business Unit and the International Business Unit.

15	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges (reversals) on financial assets for the six months ended September 30, 2019 and 2018 consisted of the following:

	For the six months ended September 30,
	2019	2018
	(In millions)
Loans and advances	¥57,996	¥34,207
Loan commitments	(1,970)	(9,435)
Financial guarantees	(7,392)	487
Investment securities	—	1

Total impairment charges on financial assets	¥48,634	¥25,260

16	OTHER EXPENSES

Other expenses for the six months ended September 30, 2019 and 2018 consisted of the following:

	For the six months ended September 30,
	2019	2018
	(In millions)
Cost of operating leases(1)	¥13,245	¥74,100
Cost related to disposal of assets leased(1)	—	67,031
Cost related to IT solution services and IT systems	44,810	48,702
Losses on disposal of property, plant and equipment, and other intangible assets	762	2,885
Impairment losses of property, plant and equipment	1,436	1,954
Impairment losses of investments in associates and joint ventures(2)	116,497	23,565
Others	19,897	21,709

Total other expenses	¥196,647	¥239,946

(1)

For the six months ended September 30, 2019, cost of operating leases and cost related to disposal of assets leased of SMFL are not included in this table, reflecting the exclusion of SMFL which ceased to be our subsidiary and became our joint venture in November 2018.

(2)

For the six months ended September 30, 2019, the Group recognized an impairment loss of ¥106,348 million on investments in associates and joint ventures, due to the decline in the stock price of its equity-method associate, The Bank of East Asia, Limited.

17	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2019 and 2018.

	For the six months ended September 30,
	2019	2018
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of the Company	¥249,415	¥357,436
Weighted average number of common stock in issue (in thousands of shares)	1,380,757	1,399,599

Basic earnings per share	¥180.64	¥255.38

Diluted:
Profit attributable to the common shareholders of the Company	¥249,415	¥357,436
Impact of dilutive potential ordinary shares issued by subsidiaries	(9)	(10)

Net profit used to determine diluted earnings per share	¥249,406	¥357,426

Weighted average number of common stock in issue (in thousands of shares)	1,380,757	1,399,599
Adjustments for stock options (in thousands of shares)	818	942

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,381,575	1,400,541

Diluted earnings per share	¥180.52	¥255.21

18	DIVIDENDS PER SHARE

The dividends recognized by the Company for the six months ended September 30, 2019 and 2018 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2019	¥95	¥132,582
2018	¥90	¥126,950

On November 12, 2019, the board of directors approved a dividend of ¥90 per share of common stock totaling ¥123,253 million in respect of the six months ended September 30, 2019. The consolidated financial statements for the six months ended September 30, 2019 do not include this dividend payable.

19	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the Group. The Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2019 and March 31, 2019, the Group had ¥66,889 million and ¥62,027 million, respectively, of contractual commitments to acquire property, plant and equipment. In addition, the Group had ¥129 million and nil of contractual commitments to acquire intangible assets, such as software at September 30, 2019 and March 31, 2019, respectively. The Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. However, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the Group needs to secure claims, or some other significant event occurs.

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2019 and March 31, 2019.

	At September 30, 2019	At March 31, 2019
	(In millions)
Loan commitments	¥63,297,994	¥62,724,820
Financial guarantees and other credit-related contingent liabilities	9,078,545	9,409,066

Total	¥72,376,539	¥72,133,886

20	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Accounting policies and the valuation process of fair value measurement for the six months ended September 30, 2019 are consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019.

Financial Assets and Liabilities Carried at Fair Value

Fair Value Hierarchy

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2019 and March 31, 2019. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

	At September 30, 2019
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥3,311,301	¥395,789	¥—	¥3,707,090
Equity instruments	182,500	1,754	—	184,254

Total trading assets	3,493,801	397,543	—	3,891,344

Derivative financial instruments:
Interest rate derivatives	88,374	2,709,560	254	2,798,188
Currency derivatives	186	1,326,829	344	1,327,359
Equity derivatives	31,816	18,274	3,887	53,977
Commodity derivatives	1,187	5,366	—	6,553
Credit derivatives	—	12,812	816	13,628

Total derivative financial instruments	121,563	4,072,841	5,301	4,199,705

Financial assets at fair value through profit or loss:
Debt instruments	227,755	1,280,527	517,218	2,025,500
Equity instruments	2,584	11	20,736	23,331

Total financial assets at fair value through profit or loss	230,339	1,280,538	537,954	2,048,831

Investment securities at fair value through other comprehensive income:
Japanese government bonds	7,797,320	—	—	7,797,320
U.S. Treasury and other U.S. government agency bonds	3,567,387	—	—	3,567,387
Other debt instruments	681,346	4,864,634	—	5,545,980

Total debt instruments	12,046,053	4,864,634	—	16,910,687

Equity instruments	3,590,712	10,242	415,865	4,016,819

Total investment securities at fair value through other comprehensive income	15,636,765	4,874,876	415,865	20,927,506

Total	¥19,482,468	¥10,625,798	¥959,120	¥31,067,386

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,100,925	¥37,842	¥—	¥2,138,767
Equity instruments	63,737	66,443	—	130,180

Total trading liabilities	2,164,662	104,285	—	2,268,947

Derivative financial instruments:
Interest rate derivatives	69,469	2,315,266	—	2,384,735
Currency derivatives	—	1,159,906	65	1,159,971
Equity derivatives	58,636	34,036	—	92,672
Commodity derivatives	953	3,952	—	4,905
Credit derivatives	—	13,830	538	14,368

Total derivative financial instruments	129,058	3,526,990	603	3,656,651

Others(2)	—	(7,078)	(3,746)	(10,824)

Total	¥2,293,720	¥3,624,197	¥(3,143)	¥5,914,774

	At March 31, 2019
	Level 1(1)	Level 2(1)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,091,355	¥389,548	¥—	¥2,480,903
Equity instruments	281,030	5,758	—	286,788

Total trading assets	2,372,385	395,306	—	2,767,691

Derivative financial instruments:
Interest rate derivatives	68,942	1,939,591	212	2,008,745
Currency derivatives	22	1,286,614	274	1,286,910
Equity derivatives	33,802	25,579	4,236	63,617
Commodity derivatives	445	7,072	—	7,517
Credit derivatives	—	10,236	5,549	15,785

Total derivative financial instruments	103,211	3,269,092	10,271	3,382,574

Financial assets at fair value through profit or loss:
Debt instruments	223,832	1,834,718	562,136	2,620,686
Equity instruments	1,810	209	18,711	20,730

Total financial assets at fair value through profit or loss	225,642	1,834,927	580,847	2,641,416

Investment securities at fair value through other comprehensive income:
Japanese government bonds	5,027,695	—	—	5,027,695
U.S. Treasury and other U.S. government agency bonds	4,426,635	—	—	4,426,635
Other debt instruments	646,806	3,232,085	—	3,878,891

Total debt instruments	10,101,136	3,232,085	—	13,333,221

Equity instruments	3,749,430	11,115	412,347	4,172,892

Total investment securities at fair value through other comprehensive income	13,850,566	3,243,200	412,347	17,506,113

Total	¥16,551,804	¥8,742,525	¥1,003,465	¥26,297,794

Financial liabilities:
Trading liabilities:
Debt instruments	¥1,777,666	¥58,194	¥—	¥1,835,860
Equity instruments	66,896	95,938	—	162,834

Total trading liabilities	1,844,562	154,132	—	1,998,694

Derivative financial instruments:
Interest rate derivatives	49,170	1,775,883	—	1,825,053
Currency derivatives	—	1,112,769	9	1,112,778
Equity derivatives	59,166	37,004	—	96,170
Commodity derivatives	415	5,433	—	5,848
Credit derivatives	—	11,370	554	11,924

Total derivative financial instruments	108,751	2,942,459	563	3,051,773

Others(2)	—	(1,859)	(435)	(2,294)

Total	¥1,953,313	¥3,094,732	¥128	¥5,048,173

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2019 and for the fiscal year ended March 31, 2019.

(2)

Derivatives embedded in financial liabilities are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2019 and 2018.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2019
	At April 1, 2019	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At September 30, 2019
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥212	¥(7)	¥—	¥49	¥—	¥—	¥—	¥—	¥254	¥(7)
Currency derivatives—net	265	(14)	—	28	—	—	—	—	279	(14)
Equity derivatives—net	4,236	(374)	—	362	(337)	—	—	—	3,887	1,136
Credit derivatives—net	4,995	(3,150)	(89)	—	—	(1,478)	—	—	278	(3,214)

Total derivative financial instruments—net	9,708	(3,545)	(89)	439	(337)	(1,478)	—	—	4,698	(2,099)

Financial assets at fair value through profit or loss:
Debt instruments	562,136	2,581	(3)	110,744	(108,632)	(49,608)	—	—	517,218	2,661
Equity instruments	18,711	(757)	—	3,679	(269)	(514)	10	(124)	20,736	(863)

Total financial assets at fair value through profit or loss	580,847	1,824	(3)	114,423	(108,901)	(50,122)	10	(124)	537,954	1,798

Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	681	4,874	(1,460)	(551)	—	(26)	415,865	—

Total investment securities at fair value through other comprehensive income	412,347	—	681	4,874	(1,460)	(551)	—	(26)	415,865	—

Others(2)—liabilities:	435	3,311	—	—	—	—	—	—	3,746	898

Total	¥1,003,337	¥1,590	¥589	¥119,736	¥(110,698)	¥(52,151)	¥10	¥(150)	¥962,263	¥597

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2018
	At April 1, 2018	Included in profit or loss	Included in other comprehensive income	Purchases	Sales	Settlements	Transfers into Level 3(1)	Transfers out of Level 3(1)	At September 30, 2018
	(In millions)
Derivative financial instruments—net:
Interest rate derivatives—net	¥—	¥180	¥—	¥72	¥(5)	¥—	¥—	¥—	¥247	¥180
Currency derivatives—net	—	1	—	—	—	—	—	—	1	1
Equity derivatives—net	1,880	1,839	—	471	(1,320)	—	—	—	2,870	1,344
Credit derivatives—net	4,245	2,854	232	—	—	(2,502)	—	—	4,829	2,857

Total derivative financial instruments—net	6,125	4,874	232	543	(1,325)	(2,502)	—	—	7,947	4,382

Financial assets at fair value through profit or loss:
Debt instruments	536,357	27,358	37	89,273	(60,697)	(37,955)	—	—	554,373	22,141
Equity instruments	16,981	270	—	2,604	(177)	(110)	74	(489)	19,153	210

Total financial assets at fair value through profit or loss	553,338	27,628	37	91,877	(60,874)	(38,065)	74	(489)	573,526	22,351

Investment securities at fair value through other comprehensive income:
Debt instruments	154	—	—	—	—	—	—	(154)	—	—
Equity instruments	479,975	—	(20,676)	3,200	(5,928)	(643)	—	(1,486)	454,442	—

Total investment securities at fair value through other comprehensive income	480,129	—	(20,676)	3,200	(5,928)	(643)	—	(1,640)	454,442	—

Others(2)—liabilities:	(833)	1,183	—	—	—	—	42	—	392	1,154

Total	¥1,038,759	¥33,685	¥(20,407)	¥95,620	¥(68,127)	¥(41,210)	¥116	¥(2,129)	¥1,036,307	¥27,887

(1)

Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2019 and 2018, transfers out of Level 3 amounted to ¥150 million and ¥2,129 million, respectively. These transfers out of Level 3 are primarily due to an increase in observability of certain private equity investments.

(2)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2019 and 2018 by line item of the consolidated income statements.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2019	2018	2019	2018
	(In millions)
Net interest income	¥2,213	¥859	¥1,528	¥782
Net trading income (loss)	(2,447)	5,198	(2,729)	4,754
Net income from financial assets at fair value through profit or loss	1,824	27,628	1,798	22,351

Total	¥1,590	¥33,685	¥597	¥27,887

The aggregate deferred day one profit yet to be recognized in profit or loss at the beginning and end of the six months ended September 30, 2019 and 2018, and reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2019	2018
	(In millions)
Balance at beginning of period	¥5,285	¥7,408
Increase (decrease) due to new trades	939	(345)
Reduction due to redemption, sales or passage of time	(2,284)	(3,408)

Balance at end of period	¥3,940	¥3,655

The Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit and loss balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit or loss results from the realization due to redemption or sales, and the amortization of the deferred day one profit and loss with the passage of time over the life of the instruments.

Valuation Techniques

Valuation techniques are consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2019 and March 31, 2019. Qualitative information about significant unobservable inputs is consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019.

	At September 30, 2019
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥254	Option model	Interest rate volatility	3%-7%
			Interest rate to interest rate correlation	63%-100%
Currency derivatives	344	Option model	Foreign exchange volatility	6%-12%
			Interest rate to interest rate correlation	73%-85%
Equity derivatives	3,887	Option model	Equity volatility	19%-67%
			Equity to equity correlation	38%-92%
			Quanto correlation	(27)%-(4)%
Credit derivatives	816	Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	517,218	Monte Carlo Simulation	Equity volatility	10%-41%
		DCF model	Probability of default rate	0%-40%
			Loss given default rate	20%-100%
		Net asset value(2)	—	—
Equity instruments	20,736	See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	415,865	Market multiples	Price/Book value multiple	0.2x-2.3x
			Price/Earnings multiple	12.2x-31.0x
			EV/EBITDA multiple	5.6x-14.1x
			Liquidity discount	20%
		See note (3) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥65	Option model	Foreign exchange volatility	9%-12%
Credit derivatives	538	CDO pricing model	Additional withdrawal ratio	47%
		Credit Default model	Quanto correlation	20%-25%
Others(4)	(3,746)	Option model	Equity volatility	27%-39%
			Equity to equity correlation	37%-92%
			Interest rate to interest rate correlation	24%-100%
			Quanto correlation	(27)%-65%
		Credit Default model	Quanto correlation	15%-90%

	At March 31, 2019
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥212	Option model	Interest rate to interest rate correlation	53%-100%
Currency derivatives	274	Option model	Foreign exchange volatility	8%-14%
			Interest rate to interest rate correlation	69%-83%
Equity derivatives	4,236	Option model	Equity volatility	22%-81%
			Equity to equity correlation	45%-94%
			Quanto correlation	(28)%-(4)%
Credit derivatives	5,549	CDO pricing model	Additional withdrawal ratio	47%
		Credit Default model	Quanto correlation	15%-90%
Financial assets at fair value through profit or loss:
Debt instruments	562,136	Monte Carlo Simulation	Equity volatility	10%-42%
		DCF model	Probability of default rate	0%-41%
			Loss given default rate	20%-100%
		Net asset value(2)	—	—
Equity instruments	18,711	Market multiples	Price/Earnings multiple	7.5x-13.4x
			EV/EBITDA multiple	4.8x
			Liquidity discount	0%-20%
		See note (3) below	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	Market multiples	Price/Book value multiple	0.2x-2.3x
			Price/Earnings multiple	7.9x-31.3x
			EV/EBITDA multiple	6.3x-14.4x
			Liquidity discount	20%
		See note (3) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥9	Option model	Foreign exchange volatility	9%-14%
Credit derivatives	554	Credit Default model	Quanto correlation	20%-30%
Others(4)	(435)	Option model	Equity volatility	29%-44%
			Equity to equity correlation	45%-94%
			Interest rate to interest rate correlation	22%-100%
			Quanto correlation	(28)%-59%
		Credit Default model	Quanto correlation	15%-90%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	The Group has determined that the net asset value represents fair values of certain investment funds.
(3)

Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in these tables as it is not practical to do so given the nature of such valuation techniques.

(4)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Sensitivity Analysis

The fair values of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Qualitative information about sensitivity to changes in significant unobservable inputs is consistent with those described in Note 43 “Fair Value of Financial Assets and Liabilities” of the Group’s consolidated financial statements for the fiscal year ended March 31, 2019.

	At September 30, 2019
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥254	¥110	¥44	¥—	¥—
Currency derivatives	344	311	142	—	—
Equity derivatives	3,887	589	612	—	—
Credit derivatives	816	17	17	—	—
Financial assets at fair value through profit or loss:
Debt instruments	517,218	2,572	5,206	—	—
Equity instruments	20,736	—	—	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	415,865	—	—	10,541	10,426

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥65	¥1	¥55	¥—	¥—
Credit derivatives	538	1,140	3,312	—	—
Others(1)	(3,746)	1,459	2,143	—	—

	At March 31, 2019
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Interest rate derivatives	¥212	¥2	¥14	¥—	¥—
Currency derivatives	274	14	21	—	—
Equity derivatives	4,236	541	530	—	—
Credit derivatives	5,549	2,008	5,904	—	—
Financial assets at fair value through profit or loss:
Debt instruments	562,136	4,038	11,636	—	—
Equity instruments	18,711	34	34	—	—
Investment securities at fair value through other comprehensive income:
Equity instruments	412,347	—	—	11,843	10,848

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥9	¥1	¥1	¥—	¥—
Credit derivatives	554	32	32	—	—
Others(1)	(435)	1,651	2,650	—	—

(1)

Embedded derivatives are separately accounted for, but presented together with the host contract in the consolidated statements of financial position. In these tables, the embedded derivatives whose host contracts are carried at amortized cost are presented within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in these tables as liabilities to be consistent with the host contract.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the Group’s consolidated statements of financial position at September 30, 2019 and March 31, 2019.

		At September 30, 2019		At March 31, 2019
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥58,057,047	¥58,058,662	¥57,763,441	¥57,766,549
Call loans and bills bought:
Call loans	a	1,559,443	1,559,254	2,459,098	2,459,774
Bills bought	a	3,204	3,206	6,647	6,645
Reverse repurchase agreements and cash collateral on securities borrowed	a	11,112,319	11,111,893	10,345,994	10,345,889
Investment securities:
Debt instruments at amortized cost	b	291,702	292,700	318,914	319,871
Loans and advances	a	91,358,521	94,205,206	90,682,938	93,451,467
Other financial assets	a	3,942,195	3,939,647	3,609,129	3,606,414

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥89,937,242	¥89,938,108	¥89,969,579	¥89,970,579
Other deposits	c	44,991,310	44,996,953	44,435,073	44,435,139
Call money and bills sold:
Call money	c	1,435,492	1,435,654	1,307,779	1,307,710
Bills sold	c	—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	16,720,811	16,720,811	12,887,249	12,887,249
Borrowings	c	12,641,133	12,751,801	12,167,858	12,268,394
Debt securities in issue	c	10,995,820	11,118,947	11,171,209	11,304,119
Other financial liabilities	c	6,138,929	6,138,930	5,596,513	5,596,506

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.
b.	The fair values of debt instruments at amortized cost are determined using quoted prices in active markets or observable inputs other than quoted prices in active markets.
c.	Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract at September 30, 2019 and March 31, 2019.
	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMFG, SMBC and other subsidiaries and publicly offered subordinated bonds published by securities firms.
	(iv)	The carrying amounts and fair values of lease liabilities are not included in this table at September 30, 2019.

21	ACQUISITIONS

Six Months Ended September 30, 2019

Daiwa SB Investments Ltd. (currently merged into Sumitomo Mitsui DS Asset Management Company, Limited)

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (“SMAM”), the Group’s subsidiary, merged with Daiwa SB Investments Ltd. (“DSBI”), previously the Group’s associate, to form Sumitomo Mitsui DS Asset Management Company, Limited (“SMDAM”). The Group’s equity interest in SMDAM resulting from the merger is 50.12%, and as such, SMDAM is the Group’s subsidiary. This merger was made for the purpose of establishing an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers high quality investment management performance and services in order to properly address client needs.

The fair values of assets and liabilities of DSBI at the date of acquisition and the consideration paid were as follows:

At April 1, 2019
(In millions)
Assets:(1)
Cash and deposits with banks	¥22,798
Intangible assets	20,078
Trading assets	14,019
All other assets	8,284

Total assets	¥65,179

Liabilities	¥18,038

Net assets	¥47,141
Non-controlling interests measured at their proportionate share of the identifiable net assets and others	(23,093)

Net assets acquired	24,048
Goodwill	17,022

Consideration	¥41,070

Consideration:
Fair value of total consideration transferred	¥959
Fair value of the equity interest in DSBI held before the acquisition	40,111

Total	¥41,070

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥9

(1)

The fair value of DSBI’s assets at the date of acquisition included the outstanding balance arising from the transactions made between the Group and DSBI, which included deposits with the Group amounting to ¥21 billion.

The fair value of consideration transferred represents the fair value of the reduction of the Group’s interest in SMAM. The Group’s interest in SMAM decreased from 51.19% to 50.12% and its interest in DSBI increased from 48.96% to 50.12% substantially as a result of a stock issuance from SMDAM to the shareholders of DSBI at the date of the business combination.

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Group recognized a profit of ¥21,998 million on this step acquisition, which was included in “Other income” in the consolidated income statements.

The revenue and profit or loss relating to DSBI since the acquisition date to September 30, 2019 is immaterial to the consolidated financial statements.

The amount of cash and cash equivalents acquired relating to DSBI was ¥197 million.